REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 2

Memorandum of association
of a company having a share capital
[Section 54 (1); regulation 17 (1) and 17 (2)]

Registration No. of company
1991/005476/06

Paste revenue receipt here or affix revenue stamps here or impress revenue franking machine impression here

I hereby certify that this is the new memorandum of association which was submitted to a general meeting of TELKOM SA LIMITED held on the *16″* day of JANUARY 2003 and which was approved by special resolution of the company passed on the said date at the said meeting

16 JANUARY 2003

Chairman of Meeting

l. NAME

(a) The name of the Company is

TELKOM SA LIMITED

(b) The name of the Company in the other official language of the Republic is

N/A

(c) The shortened form of the name of the Company is

TELKOM

2. PURPOSE DESCRIBING THE MAIN BUSINESS

The main business which the Company is to carry on is:

"to supply telecommunication, broadcasting, multi-media, technology and information services to the general public in the Republic of South Africa. "

3. MAIN OBJECT

The main object of the Company is:

"To supply telecommunication, broadcasting, multi-media, technology and information services to the general public in the Republic of South Africa. "

4. ANCILLARY OBJECTS EXCLUDED

The specific ancillary objects, if any, referred to in section 33 (1) of the Act, which are excluded from the unlimited ancillary objects of the Company

No ancillary objects, referred to in section 33(1) of the Act, are excluded from the unlimited objects of the Company.

5. POWERS

(a) The specific powers or part of any powers of the Company, if any, which are excluded from the plenary powers or the powers set out in Schedule 2 to the Act

No powers or part of any power are excluded from the unlimited capacity of the Company or the common powers described in Schedule 2 to the Act.

(b) The specific powers or part of any specific powers of the Company set out in Schedule 2 to the Act, if any, which are qualified under section 34 of the Act

No powers or part of any power of the Company described in Schedule 2 to the Act are qualified in terms of section 34 of the Act.

6. CONDITIONS

Any special conditions which apply to the Company and the requirements, if any, additional to those prescribed in the Act for their alteration:

(a)   The Company shall not as a special condition have the power to do any of the following without the written consent of the holder of the Class A share ("the Class A Shareholder") or unless such requirement is waived in writing by the Class A Shareholder:

    (i)   take any action that would result in the Company ceasing to provide telecommunication services under its PSTS license (as defined in the articles of association of the Company) in the Republic of South Africa;

    (ii)   dispose of the whole or any material part of the assets of the Company and its subsidiaries, considered on a consolidated basis, where the effect of such disposition would be to impair to a material degree the ability of the Company to fulfil its obligations under the PSTS license; or

    (iii)   issue any securities or change any of the rights attached to any existing class of securities which would adversely affect the rights of the Class A Shareholder under this special condition, Including without limitation -

- the creation of a new class of shares with rights superior or equal to, or adversely affecting, the rights of the Class A Shareholder under this special condition; or

- any amendment to the rights attached to any existing class of shares by providing them with rights superior or equal to the rights of the Class A Shareholder under this special condition.

(b)   The provisions of paragraph (a) above and of articles 43 and 44 of the Company's articles of association may not be deleted or altered in any way unless the deletion or alteration is authorised by a special resolution passed and registered in accordance with the requirements of the Act and, in addition, is consented to in writing by the Class A Shareholder.

(c)   For avoidance of doubt -

    (i)   nothing in this special condition shall restrict the ability of the Company to issue, on commercial terms, non-convertible preference shares with no voting rights provided such preference shares are sold to third parties that are unaffiliated to the holder of the Class B share, subject to the articles of association of the Company and requirements of the Act;

(ii)   an issue by the Company of ordinary shares, whether on a pre-emptive basis or not, shall not, by itself, be treated as adversely affecting the rights of the Class A Shareholder under this special condition.

7. PRE-INCORPORATION CONTRACTS (IF ANY)

There are no pre-incorporation contracts.

8. CAPITAL

(a) *Par value:* The share capital of the Company is **10, 000, 000, 000** rand, divided into:

    (i)   **999, 999, 998** ordinary par value shares of **10** rand each;

    (ii)   **1 Class A** ordinary par value share of **10** rand each;

    (iii)   **1 Class B** ordinary par value shares of **10** rand each;

    (iv)   **Nil** preference par value shares of **Nil** rand/cents each; and

    (v)   **Nil** redeemable preference par value shares of **Nil** rand/cents each.

(b) *No par value:*

    (i) The number of no par value ordinary shares is **Nil;**

    (ii) the number of no par value preference shares is **Nil;** and

    (iii) the number of redeemable no par value preference shares is **Nil**

I certify that these are the new articles of association which were submitted to a general meeting of TELKOM SA LIMITED held on the 16th day of JANUARY 2003 and which were approved by special resolution of the company passed on the said date at the said meeting.

16 JANUARY 2003

_____
Chairman of Meeting

REPUBLIC OF SOUTH AFRICA

COMPANIES ACT, 1973, AS AMENDED

ARTICLES OF ASSOCIATION OF A COMPANY HAVING A SHARE CAPITAL NOT ADOPTING SCHEDULE 1
(Section 60(1); regulation 18)

Registration No. of Company
1991/005476/06

TELKOM SA LIMITED
("the company")

The articles of Table A contained in Schedule 1 to the Companies Act, No. 61 of 1973, as amended, shall not apply to the company.

TABLE OF CONTENTS

1. INTERPRETATION..4

2. ISSUE OF SHARES..15

3. CERTIFICATES...16

4. JOINT HOLDERS OF SHARES...16

5. TRANSFER OF SHARES..17

6. UNCERTIFICATED SECURITIES..18

7. LEGAL REPRESENTATIVES..19

8. UNISSUED SECURITIES..19

9. TRUSTS IN RESPECT OF SHARES..20

10. REDUCTIONS OF CAPITAL...20

11. PAYMENTS TO MEMBERS..21

12. ACQUISITION OF SHARES ISSUED BY THE COMPANY.............................21

13. ACQUISITION OF SHARES IN HOLDING COMPANY AND ACQUISITION OF
    SHARES BY SUBSIDIARY COMPANY/IES...21

14. ALTERATION OF CAPITAL..22

15. FOREIGN CURRENCY PAYMENTS...22

16. FRACTIONS OF SHARES..23

17. VARIATION OF RIGHTS...23

18. GENERAL MEETINGS..24

19. PROCEEDINGS AT GENERAL MEETINGS...24

20. PROXIES..28

21. DIRECTORS...30

22. ALTERNATE DIRECTORS...33

23. POWERS AND DUTIES OF THE DIRECTORS..35

24. CLASS A RESERVED MATTERS...35

25. ADDITIONAL CLASS A RESERVED MATTERS..38

26. CLASS B RESERVED MATTERS...38

27. DELEGATION OF RESERVED MATTERS..44

28. BOARDS OF SUBSIDIARIES...45

29. BORROWING POWERS...47

30. INTERESTS OF DIRECTORS...48

31.   DISQUALIFICATION OF DIRECTORS...50

32.   CHAIRPERSON...50

33.   PROCEEDINGS OF DIRECTORS...51

34.   EXECUTIVE DIRECTORS..53

35.   ROTATION OF ORDINARY DIRECTORS.......................................53

36.   OPERATING COMMITTEE...55

37.   MANAGEMENT...67

38.   HUMAN RESOURCES REVIEW COMMITTEE................................67

39.   OTHER COMMITTEES OF THE BOARD..70

40.   CLASS B AUDIT RIGHTS..73

41.   CLASS A SHARE RIGHTS...74

42.   CLASS B SHARE RIGHTS...74

43.   LIMITATION ON SHARE OWNERSHIP..75

44.   LIMITATION ON CLASS B SHAREHOLDER'S SHARE OWNERSHIP.....................84

45.   DIVIDENDS...85

46.   MONIES DUE TO MEMBERS...87

47.   RESERVES..87

48.   CAPITALISATION...87

49.   WINDING UP...88

50.   INDEMNITY...88

51.   NOTICES...88

52.   PURCHASE OF ASSETS OR BUSINESS WITH RETROSPECTIVE EFFECT..........91

53.   BRANCH REGISTER...91

54.   COPIES OF ANNUAL FINANCIAL STATEMENTS AND REPORTS TO BE SENT TO

      STOCK EXCHANGE...92

The articles of the company are as follows:

1.   INTERPRETATION

1. 1   In the interpretation of these articles of association and unless the subject or context otherwise requires:

1. 1. 1   the following words and expressions shall have the following meanings:

1.1.1.1   "Act" means the Companies Act, No. 61 of 1973, as amended or re-enacted and for the time being in force, including any regulations framed thereunder and for the time being in force;

1. 1. 1.2   "affiliate" means in relation to any one company, any other company which is a holding company or subsidiary of the first mentioned company or which is another subsidiary of any of its holding companies;

1. 1. 1.3   "affiliated person" in relation to another person means (a) any person directly or indirectly owning, controlling, or holding the power to vote 5% (five percent) or more of the outstanding voting securities of such person; (b) any person 5% (five percent) or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (c) any person directly or indirectly controlling, controlled by, or under common control with, such other person; or (d) any officer, partner, co-partner, or employee of such other person;

1. 1. 1.4   "annual budget" means the consolidated annual budget of the company and its subsidiaries (and its controlled joint ventures, partnerships and similar investments, if any) prepared and approved, and as amended from time to time, in accordance with the articles;

1.1.1.5   "articles" means the articles of association for the time being of the company;

1.1.1.6   "authorised representative" means a person authorised, in the manner prescribed by the Act, to act as the representative of a company or other body corporate at any general meeting of the company;

1.1.1.7   "beneficial holder" means any person who in terms of the Act has or is deemed to have a beneficial interest in any security issued by the company;

1.1.1.8   "board" means the board of directors of the company, as constituted from time to time in terms of article 21;

1.1.1.9   "board reserved matters" means the Class A reserved matters and the Class B reserved matters;

1.1.1.10   "business day" means any day other than a Saturday, Sunday or statutory holiday in the Republic;

1.1.1.11   "business plan" means the company's business plan for the time being, setting out such strategic and operating objectives and plans and matters of similar import, prepared and approved, and as amended or adopted from time to time, in accordance with the articles;

1.1.1.12   "capital" means the share capital or stated capital, as the case may be, of the company;

1.1.1.13   "CEO" means the company's chief executive officer for the time being;

1.1.1.14   "Class A directors" means the directors appointed by the Class A Shareholder pursuant to article 21;

1.1.1.15	"Class A reserved matters" means the actions listed in article 24.1 and shall include the additional Class A reserved matters referred to in article 25;
1.1.1.16	"Class A Share" means the Class A ordinary par value share of R10.00 (ten Rands) in the company's capital;
1.1.1.17	"Class A Shareholder" means the registered holder for the time being of the Class A Share;
1.1.1.18	"Class A Shareholder non-voting opco appointee" means, for the purposes of article 36.1, any manager identified in the management structure who is not a Class A Shareholder voting opco appointee and who is designated in writing from time to time to the company by the Class A Shareholder as a non-voting member of the operating committee;
1.1.1.19	"Class A Shareholder voting opco appointee" means, for the purposes of article 36.1, any manager identified in the management structure who is designated in writing from time to time to the company by the Class A Shareholder as a voting member of the operating committee;
1.1.1.20	"Class B directors" means the directors appointed by the Class B Shareholder pursuant to article 21;
1.1.1.21	"Class B reserved matters" means the actions listed in article 26, subject to article 26.3;
1.1.1.22	"Class B Share" means the Class B ordinary par value share of R10.00 (ten Rands) in the company's capital;
1.1.1.23	"Class B Shareholder" means the registered holder for the time being of the Class B Share;

1.1.1.24   "Class B Shareholder non-voting opco appointee" means, for the purposes of article 36.1, any manager identified in the management structure who is not a Class B Shareholder voting opco appointee and who is designated in writing from time to time to the company by the Class B Shareholder as a non-voting member of the operating committee;

1.1.1.25   "Class B Shareholder voting opco appointee" means, for the purposes of article 36.1, any manager identified in the management structure who is designated in writing from time to time to the company by the Class B Shareholder as a voting member of the operating committee;

1.1.1.26   "COO" means the company's chief operating officer for the time being;

1.1.1.27   "debt/equity ratio" means, in relation to any person, the ratio arrived at by dividing the aggregate indebtedness of the person by the tangible net worth of the person;

1.1.1.28   "directors" means the executive and non-executive directors, including the Class A directors, Class B directors and the ordinary directors;

1.1.1.29   "eligible Ministry" means any ministry or other governmental department of the Republic, including without being limited to, the Ministry for Communications, the Ministry of Finance, the Ministry of Trade and Industry and the Ministry of Public Enterprises (or their respective legal successors which are ministries or other governmental departments);

1.1.1.30   "encumbrance" means in relation to any property, any mortgage, pledge, lien or other hypothecation or security arrangement of whatever nature over the property, and "encumber" means to create any encumbrance over or in the relevant property;

1.1.1.31   "executive director" means a director who is also employed by the company as an employee and who is required to devote substantially the whole of his time to the business of the company in a managerial or technical capacity;

1.1.1.32   "GE-HR" means the company's 'group executive human resources' for the time being, being the most senior human resources officer of the company;

1.1.1.33   "government" means the government of the Republic;

1.1.1.34   "HRRC" means the human resources review committee of the board, to be established by the board in accordance with the provisions of article 38;

1.1.1.35   "IAS" means International Accounting Standards as generally accepted at the date of their application;

1.1.1.36   "indebtedness" means, in relation to any person at any time, the sum of the following, construed in accordance with IAS:

(a)   all interest bearing debt (including principal) of such person at the time in question, (for the avoidance of doubt, including all obligations under capitalised leases); and

(b)   the principal amount of all letters of credit issued for the account of such person at the time in question and all drafts drawn thereunder, less all interest bearing investments, including financial debt instruments, local loans, foreign direct loans, foreign bonds and deposit accounts;

1.1.1.37   "JSE" means the JSE Securities Exchange South Africa;

1.1.1.38   "legal representative" means any person who has submitted proof, which is satisfactory to the directors in their discretion, of his appointment as:

(a)   an executor of the estate of a deceased member, or trustee, curator or guardian of a member whose estate has been sequestrated or who is otherwise under disability;

(b)   the liquidator of any member which is a body corporate in the course of being wound up; or

(c)   the judicial manager of any member which is a company under judicial management;

1.1.1.39   "licences" means the PSTS licence, the VANS licence and the radio licence, as amended from time to time in accordance with the laws of the Republic, and any other licences, as amended from time to time, issued to the company pursuant to the Telecommunications Act;

1.1.1.40   "listing date" means the date on which the ordinary shares are first admitted by the JSE to the list it maintains of companies it has admitted to listing;

1.1.1.41   "management structure" means the senior members of the company's management from time to time, from the level of a 'senior manager' or its equivalent and higher, including all executive directors and all executives who report directly to the executive directors, as determined by the board from time to time as a board reserved matter;

1.1.1.42   "memorandum" means the memorandum of association for the time being of the company;

1.1.1.43   "Minister" means the Minister of Communications or his or her successor in title from time to time, or such other minister or agency of the government that is entrusted with the powers, responsibilities and duties of the government as a shareholder in the company;

1.1.1.44   "non-executive director" means a director who is not an executive director;

1.1.1.45   "office" means the registered office for the time being of the company;

1.1.1.46   "operating committee" means the operating committee constituted in terms of article 36;

1.1.1.47   "ordinary directors" means directors appointed by a general meeting in accordance with article 21.4;

1.1.1.48   "ordinary shares" means ordinary shares with a par value of R10.00 (ten Rands) each, in the company's capital from time to time;

1.1.1.49   "person" includes any body of persons, whether or not incorporated under any law of any country;

1.1.1.50   "PSTS licence" means the licence for the provision of public switched telecommunication services issued to the company by the Minister pursuant to section 36 of the Telecommunications Act;

1.1.1.51   "radio licence" means the licence for radio frequency spectrum and radio stations issued to the company by the

Minister pursuant to section 30 of the Telecommunications Act;

1.1.1.52   "Republic" means the Republic of South Africa;

1.1.1.53   "requirements of the JSE" means all rules, regulations, requirements and conditions of the JSE;

1.1.1.54   "schedule of authorisations" means any schedule or other record of the nature and extent of any authorities conferred by the board from time to time on members of the company's management structure;

1.1.1.55   "sign" includes the reproduction of a signature by lithography printing, or any kind of stamp or any other mechanical process, and "signature" has the corresponding meaning;

1.1.1.56   "significant shareholder" means any person who is the registered holder of the Class A Share or the Class B Share and, in addition, of at least the threshold percentage of all of the issued ordinary shares, provided that a person which loses its status as a significant shareholder cannot thereafter become a significant shareholder again;

1.1.1.57   "strategic services agreement" means the Strategic Services Agreement made on 16 January 2003 among the company, Thintana Communications LLC, SBC International - Management Services, Inc. and Telekom Management Services SDN.BHD;

1.1.1.58   "subsidiary" shall have the same meaning as that specified in section 1(3) of the Act as in effect on the date hereof, and refers to the company's subsidiaries unless otherwise provided herein; and the company's subsidiaries expressly include Vodacom and its subsidiaries;

1. 1. 1. 59   "tangible net worth" means, in relation to any person at any time, and construed in accordance with IAS, the aggregate of the share capital plus retained profits, including the amounts paid up, or credited as paid up, on the issued share capital of such person at the time in question; and any amount standing to the credit of any other consolidated distributable and consolidated non-distributable reserves of such person at the time in question, including any share premium account and capital redemption reserve: <u>less</u> the aggregate at such time (and so that no amount shall be included or excluded more than once) of:

> (a)   all amounts attributable to goodwill, capitalised interest, capitalised research and development costs, intellectual property (including, but not limited to, patents trade marks and brand names) and other intangible assets of such person;

> (b)   any surplus on any revaluation of property or assets of such person after the listing date (or, in the case of any property or assets of any body corporate which becomes a subsidiary of such person after such date, taking effect after but not including the date on which such body corporate becomes a subsidiary) except to the extent that such revaluation shall have been approved in writing for the purposes of this article 1. 1. 1. 59 by the Class A Shareholder and the Class B Shareholder; and

> (c)   any diminution in value of property or assets after the listing date (or, in the case of any property or assets of any body corporate which becomes a subsidiary of such person after such

date, taking effect after but not including the date on which it becomes a subsidiary) if the Class A Shareholder and the Class B Shareholder agree in writing, for the purposes of this article 1.1.1.59 that the diminution be regarded as being of a permanent nature;

1.1.1.60   "Telecommunications Act" means the Telecommunications Act, No. 103 of 1996 of the laws of the Republic, as amended (including without being limited to the Telecommunications Amendment Act, No. 64 of 2001), or re-enacted from time to time, and for the time being in force, including any regulations framed thereunder and for the time being in force;

1.1.1.61   "threshold percentage" means, as of the listing date, 15% (fifteen percent) of the issued ordinary shares, which percentage shall be adjusted from time to time to reflect the dilutive effect of any issuance of new ordinary shares by the company after that date, provided that the threshold percentage shall not be less than 10% (ten percent), and, for the avoidance of doubt, for the purposes of calculating the dilutive effect of any issuance of new ordinary shares, issuance of securities that are convertible into or exercisable for new ordinary shares of the company shall not be taken into account unless and until such securities are converted or exercised into new ordinary shares;

1.1.1.62   "transfer" means any form of delivery or transfer, whether actual or symbolic, and includes any underlying contract for any such delivery or transfer including without being limited to any sale, donation or other contract for a disposal of ownership, any pledge or other form of hypothecation and any loan or lease;

1.1.1.63 "transferee" means, in relation to a transfer, the person to whom the delivery or transfer is made or with whom an underlying contract for such delivery or transfer is made, as the case may be;

1.1.1.64 "transfer office" means the office of the transfer secretary for the time being of the company or, if no transfer secretary is appointed, the office;

1.1.1.65 "VANS licence" means the license for the provision of value added network services issued to the company by the Minister pursuant to section 40 of the Telecommunications Act;

1.1.1.66 "Vodacom" means each of Vodacom Group (Proprietary) Limited, Vodacom (Proprietary) Limited and their subsidiaries.

1.1.2 words importing any gender include the other genders and words importing the singular number include the plural, and vice versa;

1.1.3 the word "share" or "shares" shall include stock, options or any rights to or interests in shares and other securities;

1.1.4 the word "debenture" or "debentures" shall include debenture stock, debenture bonds, loan stock, notes and other securities;

1.1.5 the word "securities" shall include shares and debentures;

1.1.6 the word "meeting" shall include an adjourned meeting;

1.1.7 any word or expression which is defined in the Act and which is not otherwise defined in these articles shall have the meaning assigned thereto in the Act as in force at the listing date;

1.1.8 references to any statute or statutory provision shall include any statute or statutory provision which amends, extends, consolidates or replaces the same, or which has been amended, extended, consolidated or replaced by the same, and shall include any orders, regulations, instruments or other subordinate legislation made under the relevant statutes;

1.1.9 these articles shall be deemed to authorise the company to do anything which the Act empowers a company to do if so authorised by its articles, unless that authority is expressly excluded; and

1.1.10 these articles are to be construed as not including the headings to articles.

1.2 The provisions of articles 24, 25 and 26 shall be applied and given effect to notwithstanding anything to the contrary anywhere else in these articles, and shall accordingly take precedence over all the other provisions of these articles.

2. ISSUE OF SHARES

2.1 Subject to the provisions of the Act and of the memorandum and these articles, and subject to any right previously conferred on the holder of an issued share, a general meeting may by an ordinary resolution, or the directors with the prior approval of a general meeting may by resolution, issue:

2.1.1 any shares (whether with or without any preferred, deferred or other special right or restriction, in regard to dividends, voting, return of capital or otherwise);

2.1.2 preference shares which are, or at the option of the company are liable, to be redeemed on such terms and conditions as may be determined by that resolution, and may by similar resolution, but subject to the provisions of these articles, amend or add to such terms and conditions.

2.2 Should there be any issued preference shares in the capital, the issue of further shares ranking in priority to or pari passu with those preference shares shall be deemed to be a variation of the rights attached to those preference shares which adversely affects those rights.

2.3   Subject to the provisions of the Act, the company may pay a commission, not exceeding a rate of 10% (ten percent) of the issue price of a share, to any person in consideration for his subscribing or agreeing to subscribe, whether absolutely or conditionally, or for procuring or agreeing to procure subscriptions, whether absolute or conditional, for any shares of the company.

3.   CERTIFICATES

Subject to the provisions of the Act, certificates shall be issued under the authority of the directors in such manner and form as the directors may determine from time to time, provided that:

3.1   any member shall be entitled to require more than 1 (one) certificate in respect of shares registered in his name;

3.2   if any certificate is defaced, lost or destroyed, it may be replaced on such terms as the directors may determine in relation to the company being indemnified in respect of any loss of any nature which it may incur pursuant to the replacement of any such certificate.

4.   JOINT HOLDERS OF SHARES

Where 2 (two) or more persons are registered as the holders of any share they shall be deemed to hold that share jointly, and:

4.1   notwithstanding anything to the contrary in these articles, on the death, sequestration, liquidation or legal disability of any one of such joint holders the remaining joint holders may be recognised, at the discretion of the directors, as the only persons having title to such share;

4.2   any 1 (one) of such joint holders may give effectual receipts for any dividends, bonuses or returns of capital or other accruals payable to such joint holders;

4.3   only the joint holder whose name stands first in the register shall be entitled to:

4.3.1   delivery of the certificate relating to that share;

4.3.2   receive notices from the company (and any notice given to such joint holder shall be deemed to be notice to all the joint holders); provided that this article 4 shall not affect any obligation which the company may otherwise have to send notices to beneficial holders of its securities;

4.4   any one of the joint holders of any share conferring a right to vote may vote either personally or by proxy at any meeting in respect of such share as if he were solely entitled thereto, and if more than 1 (one) of such joint holders is present at any meeting, either personally or by proxy, the joint holder who tenders a vote and whose name stands in the register before the other joint holders who are present in person or by proxy, shall be entitled to vote in respect of that share.

5.   TRANSFER OF SHARES

5.1   Transfer offices shall be maintained at such place or places, whether in the Republic or elsewhere, as the directors may from time to time prescribe.

5.2   Subject to any law relating to stamp duty or estate duty or to any other statutory restrictions on transfer and to the provisions of these articles, any member may transfer all or any of his shares.

5.3   Every instrument of transfer of a share shall be left at the transfer office accompanied by the certificate of the shares to be transferred and/or such other evidence as the company may require to prove the title of the transferor or his right to transfer the shares.   Any authority to sign transfer deeds granted by a member for the purpose of transferring shares which may be lodged, produced or exhibited with or to the company at the transfer office, shall be deemed to remain in full force, and the company may allow the same to be acted upon, until written notice of revocation thereof is lodged at the transfer office.   Even after the lodging of such notice, the company may give effect to any instrument signed under the authority to sign and certified by any officer of the company as being in order before the lodging of such notice.

5.4   Subject to the requirements of the Act, the instrument of transfer of a share shall be in the usual form or such other form as the directors may approve and shall be signed by the transferor.

5.5   The Class A Share shall not be transferable to any transferee, except to an eligible Ministry, without the written consent of the Class B Shareholder. If the Class A Share is to be transferred to an eligible Ministry, it may be so transferred only if it is transferred together with as many shares as would be sufficient to constitute the transferee a significant shareholder without taking account of any other shares already held by or on behalf of such transferee at the time of the actual delivery of the Class A Share to the transferee pursuant to the applicable underlying contract, and only after consultation with the Class B Shareholder.

5.6   The Class B Share, including the rights attached to it, may be transferred to a transferee only if it is transferred together with as many shares as would be sufficient to constitute the transferee a significant shareholder without taking account of any other shares already held by or on behalf of such transferee at the time of the actual delivery of the Class B Share to the transferee pursuant to the applicable underlying contract, and only after consultation with the Class A Shareholder.

6.   UNCERTIFICATED SECURITIES

The provisions of section 91A of the Act, the requirements of the JSE and the provisions of any other relevant legislation shall, notwithstanding the provisions of articles 3, 5.3 and 5.4, apply in respect of uncertificated securities.

7. LEGAL REPRESENTATIVES

7.1 A legal representative (not being one of several joint holders) shall be the only person recognised by the company as a member or having any title to a share registered in the name of the member whom he represents.

7.2 A legal representative shall be entitled to be registered as a member nomine officii in respect of any share registered in the name of any member whom he represents or to transfer any such share to himself or any other person, provided that:

7.2.1 the directors shall in any of such cases have the same right, if any, to decline or suspend registration as they would have had in the case of a transfer of the share by the member in whose name it is registered;

7.2.2 should any legal representative fail to elect either to be registered as a member or to transfer any such share to himself or any other person within 90 (ninety) days after the directors have given him notice requiring him to do so, the directors shall be entitled to withhold any dividends, bonuses, return of capital or other accruals in respect of such share until compliance with the notice.

8. UNISSUED SECURITIES

8.1 Subject to articles 8.2 and 8.3, unissued securities shall, in accordance with the requirements of the JSE, first be offered to existing members pro-rata to their shareholdings, unless issued for the acquisition of assets.

8.2 A general meeting may authorise the directors to issue unissued securities and give options to subscribe for unissued securities as the directors in their discretion may think fit, provided this has been approved by the Committee of the JSE and subject to the provisions of the Act and the requirements of the JSE.

8.3   No equity shares in the authorised but unissued capital shall be allotted in pursuance of a rights offer otherwise than to existing members or their permitted renouncees pro-rata to their shareholdings, subject to:

8.3.1   any rounding off of entitlements to avoid fractions and/or odd-lots of shares;

8.3.2   the issue of any shares not taken up to applicants for shares in excess of their entitlements;

8.3.3   the exclusion of any members who are prohibited, by any law of any country to whose jurisdiction they are subject, from participation in that rights offer; and to

8.3.4   the rights of any underwriter or its renouncee in terms of such rights offer.

9.   TRUSTS IN RESPECT OF SHARES

The company shall, to the extent required by the Act, maintain a register of disclosures made to the company of the identity of beneficial holders. The directors may in their discretion record in the company's register of members that any share is held in trust or by a nominee and for whom that share is so held.

10.   REDUCTIONS OF CAPITAL

Subject to the provisions of the Act and the requirements of the JSE the company may reduce its issued share capital, share premium, stated capital, reserves and/or capital redemption reserve fund with the approval of:

10.1   an ordinary resolution of shareholders in a general meeting; and

10.2   a resolution of directors.

11.   PAYMENTS TO MEMBERS

Subject to the provisions of the Act and the requirements of the JSE, the company may with the prior approval of a general meeting and a resolution of directors, make payments in cash or in specie to its members, whether or not such payments result in a reduction of the issued share capital, share premium, stated capital, reserves and/or capital redemption reserve fund; provided that the provisions of article 45 (and not this article 11) shall apply in relation to the payment of dividends. The provisions of articles 45.4 and 46 shall apply to all payments to members.

12.   ACQUISITION OF SHARES ISSUED BY THE COMPANY

12.1   Subject to the provisions of the Act and the requirements of the JSE, the company may, with the prior approval by way of a special resolution of a general meeting, acquire any shares issued by the company on the basis that:

12.1.1   all or a portion of the price payable on such acquisition may be paid out of the funds of or available to the company, whether or not such payment results in a reduction of the issued share capital, share premium, reserves, stated capital, any capital redemption reserve fund, or any other account of the company;

12.1.2   the shares so acquired shall be cancelled as issued shares and the authorised share capital of the company shall remain unaltered.

13.   ACQUISITION OF SHARES IN HOLDING COMPANY AND ACQUISITION OF SHARES BY SUBSIDIARY COMPANY/IES

The company may:

13.1   subject to the provisions of the Act and the requirements of the JSE, with the prior approval by way of a special resolution of a general meeting, acquire any shares issued by any of its holding companies;

13.2 to the extent and in the manner required by the Act and the requirements of the JSE, authorise any subsidiary of the company to acquire shares in the company.

14. ALTERATION OF CAPITAL

The company may, subject to the provisions of the Act:

14.1 consolidate, divide or sub-divide all or any part of its issued or unissued capital;

14.2 increase or cancel all or any part of its unissued capital;

14.3 convert any of its shares, whether issued or not, into shares of another class;

14.4 convert all or any of its paid-up shares into stock and re-convert such stock into paid-up shares;

14.5 convert any shares having a par value into shares having no par value;

14.6 convert any of its issued shares of no par value into shares having a par value.

15. FOREIGN CURRENCY PAYMENTS

Any return of capital made to all or any of the holders of shares whose registered addresses are outside the Republic or who have given written instructions requesting payment at addresses outside the Republic, shall be paid in such currency or currencies other than the currency of the Republic as may be stipulated by the board. It may also stipulate the date ("the currency conversion date") upon which the currency of the Republic shall be converted into such other currency or currencies, provided that the currency conversion date shall be within a period of 7 (seven) days prior to the date of payment.

16. FRACTIONS OF SHARES

If, on any capitalisation issue or consolidation of shares, members would, but for the provisions of this article, become entitled to fractions of shares, then subject always to the requirements of the Share Transactions Totally Electronic system used by the JSE, the directors shall be entitled to sell the shares resulting from the aggregation of such fractions on such terms and conditions as they deem fit for the benefit of the relevant members, and any director shall be empowered to sign any instrument of transfer or other instrument necessary to give effect to such sale.

17. VARIATION OF RIGHTS

17.1 Procedure

Subject to any right or restriction under which shares are held, the rights or restrictions attached to all or any shares of any class may be amended, modified, varied or cancelled (whether or not the company is being wound up or a winding up is contemplated) by special resolution, provided that no such amendment, modification, variation or cancellation which directly or indirectly adversely affects those special rights or restrictions shall be effected without:

17.1.1 the written consent or ratification of the holders, voting separately as a class, of at least three-quarters of the shares in question; or

17.1.2 the approval of or ratification by a resolution passed at a separate general meeting of the holders, voting separately as a class, of the shares in question in the same manner, mutatis mutandis, as a special resolution, and the provisions of these articles relating to general meetings shall apply to any such separate general meeting, except that a quorum at any such general meeting shall be 2 (two) persons holding or representing by proxy at least one-third of the issued shares of the class in question, provided that, if all the shares of that class are held by 1 (one) person, the quorum shall be that 1 (one) person, and provided that, if a quorum is not so present, the meeting shall be adjourned to the 5th (fifth) business day thereafter and the members present or represented at the meeting to which the adjournment takes place shall constitute a quorum.

17.2   Separate Classes

Any shares not ranking pari passu in all respects with any other shares (both as regards rate of dividend and any other term of issue) shall, for the purpose of this article, be deemed to constitute a separate class of shares.

17.3   Ranking

Unless otherwise provided by the terms of issue or by these articles, any right or restriction attached to all or any class of shares shall be deemed not to be directly or indirectly adversely affected by:

17.3.1   the creation or issue of any other shares ranking pari passu with (but not in priority to) any such shares already issued by the company;

17.3.2   the cancellation in terms of the Act of any shares of any other class.

18.   GENERAL MEETINGS

18.1   General meetings shall be held, in accordance with the provisions of the Act, at such times and places as may be determined by the directors. The notice of a general meeting shall state the place, day and hour of, and the nature of the business to be transacted at, the general meeting.

18.2   A member shall be entitled to appoint a proxy to attend, speak and vote (whether on a show of hands or on a poll) in his stead at any general meeting in accordance with the Act.

19.   PROCEEDINGS AT GENERAL MEETINGS

19.1   A quorum for a general meeting shall be the minimum number required by the Act, provided that such number shall include the presence of the Class A

Shareholder and Class B Shareholder duly represented at the meeting, provided further, that if a general meeting is adjourned due to the absence of the Class A Shareholder or the Class B Shareholder, the presence of such absent shareholder shall not be required for purposes of constituting a quorum at any resulting adjourned meeting.

19.2   Should a quorum, as required in terms of article 19.1, not be present within 30 (thirty) minutes after the appointed time for a general meeting, including a general meeting convened by or on a requisition of members, then the general meeting shall stand adjourned to the same day (or if that day is a public holiday, the next business day) in the next week at the same time and place.

19.3   The chairperson or, failing him, a deputy chairperson of the directors (or if more than 1 (one) of them is present and willing to act, the most senior of them) shall be the chairperson of each general meeting, provided that if no chairperson or deputy chairperson is present and willing to act, the members present shall elect 1 (one) of the directors or, if no director is present and willing to act, a member, to be chairperson of that general meeting.

19.4   The chairperson of a general meeting shall, if obliged to do so in terms of the Act, and may, in his discretion in any other circumstance, adjourn that general meeting from time to time.

19.5   Subject to the provisions of the Act, if any general meeting is adjourned due to the lack of presence of the Class A Shareholder or the Class B Shareholder as set forth in articles 19.1 and 19.2, then written notice of the date, time and venue of the resulting adjourned meeting shall be delivered to such absent Class A Shareholder or Class B Shareholder at least 72 (seventy-two) hours prior to the resumption of the general meeting.

19.6   No business shall be transacted at the resumption of any adjourned general meeting other than the business left unfinished at the general meeting from which the adjournment took place.

19.7   Subject to any restriction as to voting to which any member or share may be subject, a member who is present in person, by authorised representative or by proxy shall have 1 (one) vote on a show of hands and, on a poll shall:

19.7.1   if the share capital is divided into shares of par value, have that proportion of the total votes in the company which the aggregate amount of the nominal value of the shares held by that member bears to the aggregate of the nominal value of all the shares issued by the company; or

19.7.2   if the share capital is divided into shares of no par value, be entitled to 1 (one) vote in respect of each share held by that member.

19.8   A person who is entitled to more than 1 (one) vote need not cast all his votes, nor cast them in the same manner.

19.9   At any general meeting a resolution put to the vote shall be decided by a show of hands unless a poll is demanded (on or before the declaration of the result of a show of hands):

19.9.1   by the chairperson of the meeting, or

19.9.2   by not less than 5 (five) members having the right to vote at the general meeting; or

19.9.3   by a member or members representing not less than $1/10^{th}$ (one-tenth) of the total voting rights of all the members having the right to vote at the general meeting; or

19.9.4   by a member or members entitled to vote at the general meeting and holding in the aggregate not less than at least $^{1}/10^{th}$ (one-tenth) of the issued share capital of the company.

19.10   On a show of hands at a general meeting a declaration by the chairperson as to the result of the voting on any particular resolution and an entry to that effect in the minutes shall be conclusive proof of that result, without proof of the number or proportions of votes recorded in favour of, against and as abstaining from such resolution.

19.11   If a poll is demanded at a general meeting:

19.11.1   on the election of a chairperson or on an adjournment, the poll shall be taken immediately and in such manner as the general meeting determines, and a poll on any other question shall be taken at such time and in such manner as the chairperson of the general meeting directs;

19.11.2   the result of the poll shall be deemed to be the resolution of the general meeting at which the poll was demanded;

19.11.3   the demand shall not preclude the general meeting from considering any question other than that on which the poll has been demanded unless the general meeting decides otherwise;

19.11.4   the demand may be withdrawn at any time.

19.12   The chairperson of a general meeting may:

19.12.1   appoint any firm or persons to act as scrutineers for the purpose of checking the powers of attorney received and for counting the votes at the general meeting;

19.12.2   act on a certificate given by any such scrutineers without requiring production at the general meeting of the forms of proxy or himself counting the votes.

19.13   No objection shall be taken to the admission or rejection of any vote except at the general meeting at which the vote in dispute is cast, or, if it is adjourned, at the resumption thereof.   The chairperson of that general meeting or resumed general meeting shall determine any issue raised by such objection and his determination shall be final and binding.

19.14 Subject to any contrary provision contained in these articles, the chairperson of any general meeting shall determine the procedure to be followed at that meeting.

19.15 Even if he is not a member, any director may attend and speak at any general meeting, but may not vote unless he is a member or the proxy or representative of a member.

20. PROXIES

20.1 Members may attend, speak and vote at meetings in person or by duly appointed proxy. Any proxy shall be entitled to vote both on a show of hands and on a poll.

20.2 A proxy shall only be duly appointed if appointed as such by a written instrument, whether in the form of a proxy form, power of attorney or other document ("proxy instrument") which complies with article 20.3.

20.3 Subject to the provisions of the Act, a proxy instrument:

20.3.1 need not, subject to article 20.3.2, bear a handwritten signature of the member appointing the proxy and may be an instrument created by electronic or other means, including, without limitation, electronic mail or facsimile;

20.3.2 shall be in such form as is approved or accepted by the directors and shall be accompanied by such documentary or other evidence as may be required by the directors in order to establish the validity and/or authenticity thereof, including the authority of the person appointing the proxy;

20.3.3 shall be received at the transfer office not less than 24 (twenty-four) hours before the time appointed for the holding of the general meeting, or resumption of an adjourned general meeting at which the person named therein proposes to vote;

20.3.4   shall not be valid after the expiry of 2 (two) months after the date when it was deposited at the transfer office unless it specifically provides otherwise;

20.3.5   shall in addition to the authority conferred by the Act, except insofar as it provides otherwise, be deemed to confer the power generally to act at the general meeting in question, subject to any specific direction contained in the proxy instrument as to the manner of voting;

20.3.6   shall be valid at every resumption of an adjourned meeting to which it relates, unless the contrary is stated thereon;

20.3.7   shall not be used at the resumption of an adjourned general meeting if it could not have been used at the general meeting from which it was adjourned for any reason other than that it was not lodged timeously for the meeting from which the adjournment took place;

20.3.8   may confer the power of delegation and sub-delegation on any proxy appointed in terms thereof, so that any proxy so appointed may appoint any other person as proxy in his stead.

20.4   A vote cast or act done in accordance with the terms of a proxy instrument shall be deemed to be valid notwithstanding:

20.4.1   the previous death, insanity, or any other legal disability of the person appointing the proxy; or

20.4.2   the revocation of the proxy; or

20.4.3   the transfer of a share in respect of which the proxy was given,

unless notice as to any of the abovementioned matters shall have been received by the company at the office or by the chairperson of the meeting at the place of the general meeting if not held at the office, before the commencement or resumption (if adjourned) of the general meeting at which the vote was cast or the act was done or before the poll on which the vote was cast.

21.   DIRECTORS

21.1   Subject to the provisions of the Act, the number of directors shall be 11 (eleven).

21.2   The Class B Shareholder shall be entitled to appoint directors based upon the percentage of the issued ordinary shares owned by the Class B Shareholder at the time of such appointment as provided below:

21.2.1   while the Class B Shareholder owns at least 25% (twenty-five percent) of the issued ordinary shares, the Class B Shareholder shall be entitled to appoint 5 (five) directors, including 2 (two) executive directors;

21.2.2   while the Class B Shareholder owns at least 20% (twenty percent), but less than 25% (twenty-five percent), of the issued ordinary shares, the Class B Shareholder shall be entitled to appoint 4 (four) directors, including 2 (two) executive directors;

21.2.3   while the Class B Shareholder owns at least 15% (fifteen percent), but less than 20% (twenty percent), of the issued ordinary shares, the Class B Shareholder shall be entitled to appoint 3 (three) directors, including 2 (two) executive directors;

21.2.4   while the Class B Shareholder owns at least 10% (ten percent), but less than 15% (fifteen percent), of the issued ordinary shares, the Class B Shareholder shall be entitled to appoint 2 (two) directors, including 2 (two) executive directors; and

21.2.5   while the Class B Shareholder owns at least 5% (five percent), but less than 10% (ten percent), of the issued ordinary shares, the Class B Shareholder shall be entitled to appoint 1 (one) director, who may be an executive director.

21.3   The Class A Shareholder shall be entitled to appoint directors based upon the percentage of the issued ordinary shares owned by the Class A Shareholder at the time of such appointment as provided below:

21.3.1   while the Class A Shareholder owns at least 25% (twenty-five percent) of the issued ordinary shares, the Class A Shareholder shall be entitled to appoint 5 (five) directors, including 2 (two) executive directors;

21.3.2   while the Class A Shareholder owns at least 20% (twenty percent), but less than 25% (twenty-five percent), of the issued ordinary shares, the Class A Shareholder shall be entitled to appoint 4 (four) directors, including 1 (one) executive director;

21.3.3   while the Class A Shareholder owns at least 15% (fifteen percent), but less than 20% (twenty percent), of the issued ordinary shares, the Class A Shareholder shall be entitled to appoint 3 (three) non-executive directors;

21.3.4   while the Class A Shareholder owns at least 10% (ten percent), but less than 15% (fifteen percent), of the issued ordinary shares, the Class A Shareholder shall be entitled to appoint 2 (two) non-executive directors; and

21.3.5   while the Class A Shareholder owns at least 5% (five), but less than 10% (ten percent), of the issued ordinary shares, the Class A Shareholder shall be entitled to appoint 1 (one) non-executive director.

21.4   Subject to articles 34 and 37, a general meeting shall have the power, from time to time, to appoint such number of directors (the "ordinary directors") not appointed pursuant to article 21.2 or article 21.3 provided that the total number of directors shall not at any time exceed the maximum number fixed by or in accordance with these articles, and provided further that a general meeting shall not be entitled to fill a vacancy of a Class A director or a Class B director.

21.5 The Class A Shareholder shall have the power to remove or replace any Class A director at any time, with or without cause. The Class A Shareholder shall have the exclusive power to fill a vacancy created by the removal or resignation of any Class A director.

21.6 The Class B Shareholder shall have the power to remove or replace any Class B director at any time, with or without cause. The Class B Shareholder shall have the exclusive power to fill any vacancy created by the resignation or removal of any Class B director.

21.7 The appointment or removal of a Class A director or Class B director in terms of this article 21 shall be made by written notice to the company, signed by or on behalf of the Class A Shareholder or Class B Shareholder, as the case may be, and shall be operative as soon as the written notice is received at the office.

21.8 The continuing directors may act, notwithstanding any vacancy in their number. If, and for so long as, the number of continuing directors is reduced below the minimum number of directors required to act as such for the time being, the continuing directors may act only to:

21.8.1 increase the number of directors to the required minimum; or

21.8.2 summon a general meeting, provided that if there is no director able or willing to act, then any member may convene a general meeting for that purpose.

21.9 Neither a director nor an alternate director shall be obliged to hold any qualification shares.

21.10 Subject to article 30.4, the remuneration of the directors for their services as such shall be determined from time to time by the directors, taking into account the recommendations of the remuneration committee which shall be appointed by the directors.

21.11 Subject to article 30.4, the directors shall be paid all travelling, subsistence and other expenses properly incurred by them in the execution of their duties in or about the business of the company and in attending general meetings of directors or of committees of the directors and which are authorised or ratified by the directors.

21.12   Any director who:

21.12.1   serves on any executive or other committee; or

21.12.2   devotes special attention to the business of the company; or

21.12.3   goes or resides outside the Republic for the purpose of the company; or

21.12.4   otherwise performs or binds himself to perform services which, in the opinion of the directors, are outside the scope of the ordinary duties of a director,

may be paid such extra remuneration or allowances in addition to or in substitution of the remuneration to which he may be entitled as a director, as the directors, excluding the director in question, may from time to time determine.

22.   ALTERNATE DIRECTORS

22.1   Each director may by notice to the company:

22.1.1   appoint anyone or more than 1 (one) person in the alternative (including any of his co-directors) to be his alternate subject to the approval of the other directors of that alternate, which approval shall not be unreasonably withheld or delayed;

22.1.2   at any time terminate any such appointment.

22.2   The appointment of an alternate director shall terminate when the director to whom he is an alternate director:

22.2.1   ceases to be a director (provided that if any director retires by rotation or otherwise, but is re-elected at the same general meeting, any appointment of an alternate director made by him which was in force immediately before his retirement shall remain in force as though he had not retired); or

22.2.2 terminates his appointment; or

22.2.3 if the directors reasonably withdraw their approval to his appointment.

22.3 An alternate director shall:

22.3.1 only be entitled to attend or act or vote at any meeting of directors if the director to whom he is an alternate is not present, provided that:

22.3.1.1 he may attend a meeting of directors at which the director to whom he is an alternate is present if the other directors agree thereto;

22.3.1.2 any person attending any meeting of directors as a director in his own right and/or as an alternate for 1 (one) or more directors shall have 1 (one) vote in respect of each director whom he represents, including himself if he is a director;

22.3.2 only be entitled to sign a resolution passed otherwise than at a meeting of directors in terms of these articles if the director to whom he is an alternate is then absent from the town in which the office is situate, or is incapacitated;

22.3.3 subject to the aforegoing, generally exercise all the rights of the director to whom he is an alternate in the absence or incapacity of that director;

22.3.4 in all respects be subject to the terms and conditions existing with reference to the appointment, rights and duties and the holding of office of the director to whom he is an alternate, but shall not have any claim of any nature whatever against the company for any remuneration of any nature whatever.

23.   POWERS AND DUTIES OF THE DIRECTORS

Subject to any limitation imposed by the Act and these articles, the management of the business of the company shall be vested in the directors who, in addition to and without limitation of the powers expressly conferred upon them by the Act or these articles, may exercise or delegate to any 1 (one) or more persons all such powers and do or delegate to any 1 (one) or more persons the doing of all such acts (including the right to sub-delegate) as may be exercised or done by the company and are not in terms of the Act or by these articles expressly directed or required to be exercised or done by the operating committee or a general meeting.

24.   CLASS A RESERVED MATTERS

24.1   For so long as the Class A Shareholder shall be a significant shareholder, and if and to the extent that any of the following actions are not within the scope of the exclusive powers and authority delegated to the operating committee, none of the following actions shall be taken by or in respect of the company or any subsidiary of the company (as applicable) unless the action in question is (i) authorised by the board and (ii) the authorising resolution of the board shall have received the affirmative vote of at least 2 (two) Class A directors:

24.1.1   approval or amendment by the company of the strategic objectives of the company or (to the extent legally permissible) the strategic objectives of any subsidiary of the company;

24.1.2   any determination of or amendment to the management structure of the company or the schedule of authorisations, provided that approval thereof shall not be unreasonably withheld;

24.1.3   any determination (including any amendment) made by the board (a) at any time before 8 May 2004 with respect to the scope or revocation of the exclusive powers and authority of the operating committee or the HRRC or (b) at any time before, on or after 8 May 2004 with respect to the countermanding, amending or supplementing of any decision or action made or taken by the operating committee or the HRRC before that date pursuant to their respective exclusive powers and authority;

24.1.4   formation of any committee of, or the delegation of any authority to such committee by, the board, other than as expressly set out in these articles;

24.1.5   any increase or reduction in the issued share capital of the company or any subsidiary of the company;

24.1.6   any issue, conversion or allotment by the company of shares or other authorised shares, securities convertible into shares or securities of the company or any issue, conversion or allotment by any subsidiary of the company of any shares or authorised shares, securities convertible into shares or securities of that subsidiary;

24.1.7   approving or making of the dividend policy from time to time including the declaration or distribution of any dividends by the company or any subsidiary of the company;

24.1.8   any material change in the business of the company or of any subsidiary of the company;

24.1.9   incurring, creating or assuming by the company of any indebtedness which would cause the debt/equity ratio of the company, or of the company on a consolidated basis, to exceed 1.00;

24.1.10   any merger or consolidation involving the company where the aggregate of the payments and other consideration given by the parties to such transaction exceeds, or any transfer of assets or liabilities of the company or any subsidiary of the company where the sale price of such assets exceeds, in either case 5% (five percent) of the company's gross revenues in the financial year immediately preceding the financial year in which such transaction occurs;

24.1.11   execution, renewal, amendment or termination of any contract (for the avoidance of doubt, not including the company's licences) between the company or any subsidiary of the company and any member or any affiliate of such member who owns, directly or indirectly, in excess of 10% (ten percent) of the total issued ordinary shares of the company, unless the Class A Shareholder or any of its affiliates have an interest in the contract in question which conflicts with the company's or the applicable subsidiary's interest;

24.1.12   establishment by the company of any direct or indirect subsidiary;

24.1.13   any change to the name under which the company or any subsidiary of the company does business;

24.1.14   any change in the company's financial year or tax year;

24.1.15   any winding up or liquidation of the company or any subsidiary of the company;

24.1.16   after 7 May 2004 and, subject to article 39.4, insofar as the Act requires any such appointment to be made by the directors, appointment of the company's auditors;

24.1.17   materially altering the terms of any employee share ownership scheme approved by a general meeting; and

24.1.18   any change or proposal to the shareholders for a change in the number of directors making up the board at any time.

24.2   For so long as the Class A Shareholder shall be a significant shareholder, and if and to the extent that any of the actions set forth in this article 24 are within the exclusive powers and authority conferred upon the operating committee, none of such actions shall be taken by or in respect of the company or any subsidiary of the company (as applicable) unless (a) authorised by the operating committee and (b) the authorising resolution of the operating committee shall have received the affirmative vote of at least 1 (one) operating committee member appointed by the Class A Shareholder.

24.3   Notwithstanding anything to the contrary anywhere else in these articles the provisions of articles 24.1, 24.2 and 25 shall in any event fall away and be of no further force or effect at the end of 8 (eight) years from the listing date.

25.   ADDITIONAL CLASS A RESERVED MATTERS

The Class A reserved matters enumerated in article 24 shall also include, as additional Class A reserved matters, the approval or amendment by the company of any business plans and annual budgets and (to the extent legally permissible) any business plans or budgets or their equivalent of any subsidiary of the company, subject to the following:

25.1   such matters shall be included only if the Class A Shareholder is a significant shareholder; and

25.2   such matters shall not be included unless and until written notice permitting them to be included is given to the company by the Class A Shareholder and the Class B Shareholder.

26.   CLASS B RESERVED MATTERS

26.1   For so long as the Class B Shareholder shall be a significant shareholder, and if and to the extent that any of the following actions are not within the scope of the exclusive powers and authority delegated to the operating committee, none of the following actions shall be taken by or in respect of the company or any subsidiary of the company (as applicable) unless the action in question is (i) authorised by the board and (ii) the authorising resolution of the board shall have received the affirmative vote of a majority of all the Class B directors:

26.1.1   approval or amendment by the company of any business plan or any annual budget or the company's strategic objectives, or (to the extent legally permissible) any business plans or budgets or their equivalent of any subsidiary of the company or of the strategic objectives of any subsidiary of the company;

26.1.2 any determination of or amendment to the management structure of the company or the schedule of authorisations;

26.1.3 any determination (including any amendment) made by the board (a) at any time before 8 May 2004 with respect to the scope or revocation of the exclusive powers and authority of the operating committee or the HRRC or (b) at any time before, on or after 8 May 2004 with respect to the countermanding, amending or supplementing of any decision or action made or taken by the operating committee or the HRRC before that date pursuant to their respective exclusive powers and authority;

26.1.4 formation of any committee of, or the delegation of any authority to such committee by, the board, other than as expressly set out in these articles;

26.1.5 appointment, dismissal and replacement of members of the company's management provided to the company by the Class B Shareholder, or by any other person at the Class B Shareholder's instance but with the company's consent, but only where the appointment, dismissal or replacement is to be made by the company in breach of or otherwise than in accordance with the requirements of the strategic services agreement;

26.1.6 establishing any new, or materially amending any existing, employee compensation policies or pension, retirement, death benefit, medical aid or other employee benefit or welfare plans, or materially altering the terms of any employee share ownership scheme approved by a general meeting if not specifically authorised in an annual budget;

26.1.7 any increase or reduction in the issued share capital of the company or any subsidiary of the company;

26.1.8   any issue, conversion or allotment by the company of shares or other authorised shares, securities convertible into shares or other securities of the company or any issue, conversion or allotment by any subsidiary of the company of any shares, securities convertible into shares or other securities of that subsidiary;

26. 1. 9   approving or making of the dividend policy from time to time including the declaration or distribution of any dividends or other distributions by the company or any subsidiary of the company;

26.1.10   approval of the annual financial statements, and any other publicly released financial statements, of the company or any subsidiary of the company;

26.1.11   any change in the financial year or tax year of the company or any subsidiary of the company;

26.1.12   any material change in the accounting policies of the company or any subsidiary of the company other than changes which bring the company's accounting policies in conformity with IAS or its licences;

26.1.13   any material change in the business of the company or any subsidiary of the company or commencement of any new business by the company or any subsidiary of the company;

26.1.14   incurring, creating or assuming by the company or any subsidiary of the company of any indebtedness if the debt/equity ratio of the company, or of the company on a consolidated basis, or of any individual subsidiary of the company, as applicable, exceeds (or would as a result thereof exceed) 1.00;

26.1.15   the granting by the company or any subsidiary of the company of any guarantee or encumbrance not specifically authorised in an annual budget where such guarantees or encumbrances would exceed in the aggregate R50,000,000 (fifty million Rands) during any financial year;

26.1.16   the company or any subsidiary of the company entering into any single transaction, contract or commitment (or series of related transactions, contracts or commitments), or waiving, terminating, modifying or amending any rights of the company or any subsidiary of the company in connection with or under any transactions, contracts or commitments (or series of related transactions, contracts or commitments), including, without limitation, for the acquisition or disposal of any property or assets, if such transaction, contract or commitment (or series of related transactions, contracts or commitments) requires payments or other consideration by the parties thereto with an aggregate value in excess of -

26.1.16.1   R100,000,000 (one hundred million Rands) until 7 May 2004; and

26.1.16.2   R200,000,000 (two hundred million Rands) thereafter;

unless the Class B Shareholder or any of its affiliates have a material interest in the transaction, contract or commitment (or series of related transactions, contracts or commitments) in question which conflicts with the company's or the applicable subsidiary's interest;

26.1.17   any transfer of, or any agreement to transfer, amend, terminate or renew the licences or any other telecommunication or broadcasting licence which may at any time be held by the company or any subsidiary of the company;

26.1.18   the company or any subsidiary of the company commencing or settling any litigation, arbitration or other similar proceeding where -

26.1.18.1   the aggregate of the claims by all parties involved exceeds R50,000,000 (fifty million Rands); or

26.1.18.2   the dispute involves or relates to any competitor of the company or of any subsidiary of the company, or involves or relates to the government; or

26.1.18.3   there is a reasonable likelihood that the outcome of such proceeding could otherwise have a material effect (whether adverse or positive) on the business, financial condition or prospects of the company or any subsidiary of the company,

unless the Class B Shareholder or any of its affiliates are parties to such litigation, arbitration or other similar proceeding and have an interest therein which conflicts with the company's or the applicable subsidiary's interest;

26.1.19   execution, renewal, amendment or termination of any contract (for the avoidance of doubt, not including the licences) between the company or any subsidiary of the company, on the one hand, and any member who owns, directly or indirectly, in excess of 10% (ten percent) of the total issued ordinary shares of the company or any affiliate of such member (or any officer or director of such member or affiliate or person which owns more than 10% (ten percent) of the issued ordinary shares of such member or affiliate), on the other hand, unless in relation to any such contract (but excluding the strategic services agreement) the Class B Shareholder or any of its affiliates have a material interest therein which conflicts with the company's or the applicable subsidiary's interest;

26.1.20   establishment by the company or any subsidiary of the company of any direct or indirect subsidiary or any joint venture, partnership or similar arrangement;

26.1.21   any change to the name under which the company or any subsidiary of the company does business;

26.1.22   either of the following:

26.1.22.1   any merger or consolidation involving the company or any subsidiary of the company where the aggregate of the payments and other consideration given by the parties to such transaction exceeds, or any transfer of assets or liabilities of the company or any subsidiary of the company (in one or a series of related transactions) where the value of the transferred assets or liabilities exceeds, in either case R50,000,000 (fifty million Rands); or

26.1.22.2   if the company has received written notice from the Class A Shareholder and the Class B Shareholder that article 26.1.22.1 is no longer effective, then any merger or consolidation involving the company or any subsidiary of the company where the aggregate of the payments and other consideration given by the parties to such transaction exceeds, or any transfer of assets or liabilities of the company or any subsidiary of the company (in one or a series of related transactions) where the value of the transferred assets or liabilities exceeds, in either case 5% (five percent) of the company's gross revenues in the financial year immediately preceding the financial year in which such transaction occurs,

unless the Class B Shareholder or any of its affiliates have a material interest in any such merger or consolidation which conflicts with the company's or the applicable subsidiary's interest;

26.1.23   any winding up or liquidation of the company or any subsidiary of the company;

26.1.24   the company or any subsidiary of the company entering into any agreement having the effect of restricting the business or activities which the company or any subsidiary of the company may conduct;

26.1.25   after 7 May 2004, and, subject to article 39.4, insofar as the Act requires any such appointment to be made by the directors, appointment of the company's auditors; and

26.1.26 any change or proposal to the shareholders for a change in the number of directors making up the board at any time.

26.2 For so long as the Class B Shareholder shall be a significant shareholder, and if and to the extent that any of the actions set forth in this article 26 are within the exclusive powers and scope of authority conferred upon the operating committee, none of such actions shall be taken by or in respect of the company or any subsidiary of the company (as applicable) unless (a) authorised by the operating committee and (b) the authorising resolution of the operating committee shall have received the affirmative vote of at least 1 (one) operating committee member appointed by the Class B Shareholder.

26.3 The Class B reserved matters enumerated in this article 26 shall not include those reserved matters set forth in articles 26.1.2, 26.1.3, 26.1.4, 26.1.6, 26.1.16, 26.1.18, 26.1.20 and 26.1.22.1 if the company receives written notice to that effect from the Class A Shareholder and the Class B Shareholder pursuant to their obligation to give such notice at the end of any period of time in terms of any shareholders' agreement between them if and after Thintana Communications LLC (as the holder of the Class B Share at or immediately after the date of registration of the special resolution adopting these articles) transfers the Class B Share to a transferee permitted by any such shareholders' agreement.

26.4 Notwithstanding anything to the contrary anywhere else in these articles, the provisions of articles 26.1, 26.2 and 26.3 shall in any event fall away and be of no further force or effect at the end of 8 (eight) years from the listing date.

27. DELEGATION OF RESERVED MATTERS

If any board reserved matter under articles 24, 25 or 26 is delegated by the board to any committee of the board the approval of such board reserved matter by the committee in question shall require the approval or written consent of at least 1 (one) director appointed by the applicable significant shareholder on such committee of the board.

28.   BOARDS OF SUBSIDIARIES

28.1   For so long as either the Class A Shareholder or the Class B Shareholder is a
            significant shareholder, a director appointed by such significant shareholder
            shall be entitled to:

28.1.1   nominate a number of voting members (and their alternates) for
               appointment to the board of directors (or equivalent) of each subsidiary
               of the company other than, in relation to the Class B Shareholder,
               Vodacom, which number shall be a proportion of the total number of
               such voting members on such subsidiary's board which the company is
               entitled to appoint or nominate based on the ratio of the number of
               shares owned by the significant shareholder who nominates such
               director to the sum of the shares owned by the Class A Shareholder
               and the Class B Shareholder together (rounding to the nearest whole
               number but in any event at least one member on each such board);

28.1.2   instruct the board to make such appointments and to remove and
               replace any such appointments, in each case as and when required by
               the Class A director or the Class B director as the case may be.

28.2   The board shall comply with and give effect to any instruction given to it
            pursuant to article 28.1.

28.3   For so long as:

28.3.1   the Class B Shareholder is a significant shareholder;

28.3.2   the company has the right, contractual or otherwise, to appoint at least
               4 (four) voting members to the board of directors of Vodacom; and

28.3.3   the Class B Shareholder directly or indirectly owns 10% (ten percent) or
               more of the ordinary share capital of Vodacom,

a Class B director shall be entitled to nominate 2 (two) of the 4 (four) voting members (and their alternates) that the company then has the right to appoint to the board of directors of Vodacom, and to instruct the board to make such appointments and to remove and replace any such appointments, in each case as and when required by the Class B director. The board shall comply with and give effect to any such instruction.

28.4   Notwithstanding article 28.3 above and subject to article 28.5 below:

28.4.1   if the Class B Shareholder is a significant shareholder; and the company ceases for any reason to have the right, contractual or otherwise, to appoint at least 4 (four) voting members to the board of directors of Vodacom, or the Class B Shareholder ceases to own directly or indirectly 10% (ten percent) or more of the ordinary share capital of Vodacom,

then in either event a Class B director shall be entitled to:

28.4.1.1   nominate a number of voting members (and their alternates) for the board of directors of Vodacom, which number shall be a proportion (when such proportion exceeds 1 (one), such proportion shall be rounded to the nearest whole number) of the total number of such voting members on such board which the company is entitled to appoint or nominate based on the ratio of the number of shares owned by the Class B Shareholder to the sum of the shares owned by the Class A Shareholder and the Class B Shareholder together (but in any event at least 1 (one) member on such board);

28.4.1.2   instruct the board to make such appointments and to remove and replace any such appointments, in each case as and when required by the Class B director;

28.4.2   the board shall comply with and give effect to any instruction given to it pursuant to article 28.4.1.

28.5   If at any time:

28.5.1   the Class B Shareholder is a significant shareholder; and

28.5.2   the company has the right, contractual or otherwise, to appoint only 1 (one) voting member to the board of directors of Vodacom,

a Class B director shall be entitled to nominate any Class B director as the 1 (one) voting member (and his or her alternate) that the company then has the right to appoint to the board of directors of Vodacom; and to instruct the company to make such appointment and to remove and replace such appointment as and when required by the Class B director: provided however, that the Class B Shareholder shall consult with the company beforehand on any such appointment, removal or replacement and that any such director so appointed to the board of directors of Vodacom shall, in carrying out his or her responsibilities, act as an appointee of the company.

28.6   Notwithstanding anything to the contrary anywhere else in these articles, the provisions of articles 28.1 to 28.5, inclusive, shall in any event fall away and be of no further force or effect at the end of 8 (eight) years from the listing date.

29.   BORROWING POWERS

29.1   Except as otherwise provided in these articles, directors may exercise all the powers of the company to borrow money and to mortgage or encumber its undertaking and property or any part thereof and to issue debentures or debenture stock (whether secured or unsecured), whether outright or as security for any debt, liability or obligation of the company or of any third party.

29.2   For the purpose of the provisions of article 29.1, the borrowing powers of the directors shall be unlimited.

30.   INTERESTS OF DIRECTORS

30.1   Subject to compliance with the provisions of the Act, a director shall not be liable (in the absence of any agreement to the contrary) to account to the company for any profit or other benefit arising out of any contract entered into by the company in which he is directly or indirectly interested.

30.2   Subject to article 30.3 and save as otherwise provided in these articles, a director shall not vote in respect of any contract or arrangement or any other proposal whatsoever in which he has any material interest otherwise than by virtue of his interest in shares or debentures or other securities of or otherwise in or through the company. A director shall not be counted in the quorum at a meeting in relation to any resolution on which he is debarred from voting.

30.3   In the absence of some other material interest, a director shall be entitled to vote (and be counted in the quorum) in respect of any resolution concerning any of the following matters:

30.3.1   the giving of any security or indemnity to him in respect of money lent or obligations incurred by him at the request, or for the benefit of, the company or any of its subsidiaries;

30.3.2   the giving of any security or indemnity to a third party in respect of a debt or obligation of the company or any of its subsidiaries for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

30.3.3   any proposal concerning an offer of shares or debentures or other securities of or by the company or any of its subsidiaries for subscription or purchase in which offer he is or is to be interested as a participant in any underwriting or sub-underwriting thereof;

30.3.4   any proposal concerning any other company in which he is interested directly or indirectly and whether as a director or other officer or shareholder or otherwise howsoever, provided that he is not a holder of or beneficially interested in 1% (one percent) or more of any class of equity share capital of such company (or of any other company through which his interest is derived) or of the voting rights available to members of the relevant company (and any such interest being deemed for the purpose of this article to be a material interest in all circumstances);

30.3.5   any proposal concerning the adoption, modification or operation of a superannuation fund or retirement benefit scheme under which he may benefit;

30.3.6   any proposal concerning the adoption, modification or operation by the company of an employee incentive scheme under which he may benefit.

30.4   Where any proposals are under consideration concerning the:

30.4.1   appointment (including the fixing or variation of the terms of appointment) of 2 (two) or more directors to offices of employment with the company or any company in which the company is interested;

30.4.2   remuneration of 2 (two) or more directors;

30.4.3   the payment of 2 (two) or more directors of any travelling, subsistence and other expenses in terms of articles 21.10 and 21.11; or

30.4.4   the allocation of shares in the company to 2 (two) or more directors in terms of an employee incentive scheme adopted by the company,

such proposals may be divided and considered in relation to each director separately. In such cases, each of the directors (if not debarred from voting under the proviso to article 30.3.4) shall be entitled to vote (and be counted in a quorum) in respect of each resolution except the resolution concerning himself).

30.5   If any question arises at any meeting as to the materiality of a director's interest or as to the entitlement of any director to vote and such question is not resolved by his voluntarily agreeing to abstain from voting, such question shall be referred to the chairperson of the meeting and his ruling in relation to such question shall be final and conclusive except in the case where the nature or extent of the interest of the director concerned has not been fairly disclosed.

30.6   A general meeting may suspend or relax the provisions of articles 30.2, 30.3, 30.4 and 30.5 to any extent or ratify any transaction not duly authorised by reason of a contravention of such provisions.

31.   DISQUALIFICATION OF DIRECTORS

A director shall cease to hold office as such if he or she:

31.1   is prohibited from being or is removed as or is disqualified from acting as a director of a company in terms of the Act;

31.2   gives notice to the company of his or her resignation as a director with effect from the date of, or such later date as is provided for in, such notice;

31.3   not being a Class A director or a Class B director, absents himself or herself from meetings of directors for 6 (six) consecutive months without the leave of the other directors, and they resolve that his or her office shall be vacated, provided that this provision shall not apply to a director who is represented by an alternate who does not so absent himself or herself;

31.4   is not a Class A director or a Class B director and is given notice, signed by members holding in the aggregate more than 50% (fifty percent) of the total voting rights on a poll of all members then entitled to vote on a poll at a general meeting, of the termination of his appointment.

32.   CHAIRPERSON

32.1   So long as the Class A Shareholder owns more issued ordinary shares than the Class B Shareholder, the chairperson of any meeting of directors shall be appointed by the Class A Shareholder, subject to article 37, from amongst the non-executive directors to serve as chairperson for a term not exceeding 1 (one) year.

32.2   Any appointment in terms of article 32. 1 shall be made by written notice to the company, signed by or on behalf of the Class A Shareholder, and shall be operative as soon as the written notice is received at the office.

32.3   If the Class A Shareholder shall own fewer issued ordinary shares than the Class B Shareholder, the chairperson of any meeting of directors shall be appointed by the board, subject to article 37, from amongst the non-executive directors to serve for a term not exceeding 2 (two) years.

33.   PROCEEDINGS OF DIRECTORS

33.1   The directors may:

33.1.1   meet, adjourn and otherwise regulate their meetings as they think fit, provided however, that the board shall meet at least once every 2 (two) months, and any director shall be entitled to convene or direct the secretary to convene a meeting of the directors; and

33. 1. 2   determine what notice shall be given of their meetings and the means of giving that notice, provided that any such prior determination may be varied by the director convening or directing the secretary to convene a meeting to the extent necessitated by the circumstances and reasons for the directors' meeting in question.

33. 2   Unless otherwise determined by the company in general meeting, or by a meeting of the directors (at which all the directors are present), the quorum necessary for the transaction of the business of the directors shall be a majority of the directors for the time being in office, provided, however, that for so long as either the Class A Shareholder or the Class B Shareholder, respectively, is a significant shareholder, notwithstanding that a quorum may be present at any meeting of the board, no action of the board shall be taken at the meeting (other than a decision to dissolve or adjourn such meeting)

unless at least 1 (one) director appointed by each such significant shareholder is present. If any significant shareholder does not have at least 1 (one) director appointed by such significant shareholder present at a meeting of the board otherwise duly constituted, the meeting shall be dissolved or adjourned, and if such meeting is adjourned then the presence of a director appointed by such significant shareholder shall not be required to take any action at any resulting adjourned meeting. A resolution of directors shall be passed by a majority of the votes of the directors present at the meeting at which it is proposed. The chairperson of any meeting of directors shall, in the event of any equality of votes on any matter, have a second or casting vote in respect thereof; provided that if the company in general meeting determines that the quorum necessary for the transaction of the business of the directors shall be 2 (two) directors, and only 2 (two) directors are present at a meeting of the directors, the chairperson shall have no second or casting vote.

33.3   Directors of the company may participate in and act at any board meeting through the use of a conference telephone or other communication equipment by means of which all persons participating in the meeting can hear each other at approximately the same time. Such participation by directors shall constitute attendance and presence in person at the meeting.

33.4   Subject to the provisions of article 32, the directors may elect a chairperson and a deputy chairperson or deputy chairpersons of the directors and determine the period for which each is to hold office, provided that a chairperson's appointment shall only be for a period of 1 (one) year unless he is re-elected. If more than 1 (one) deputy chairperson is elected, the directors shall, upon their election, determine the order of their seniority. At any meeting of directors, the chairperson of the directors, or if he is not present or willing to act as such, the most senior deputy chairperson present and willing to act as such, shall act as chairperson. If no chairperson or deputy chairperson has been elected, or is present and willing to act as such, the directors present at any directors' meeting shall choose 1 (one) of their number to be chairperson of the meeting.

33.5   Subject to the provisions of the Act, a resolution signed by the directors (or their alternates, if applicable) who are present in the Republic at the time when the resolution in question is signed by the first of such directors, and would constitute at least a quorum for a meeting of directors, and inserted in the minute book, shall be as valid and effective as if it had been passed at a meeting of directors; provided that for as long as the Class A Shareholder is a significant shareholder, the quorum shall include at least 1 (one) Class A director; and for as long as the Class B Shareholder is a significant shareholder, the quorum shall include at least 1 (one) Class B director. Any such resolution may consist of several documents, each of which may be signed by 1 (one) or more directors (or their alternates, if applicable) and shall be deemed to have been passed on the date on which it was signed by the last director who signed it (unless a statement to the contrary is made in that resolution).

34.   EXECUTIVE DIRECTORS

Subject to the provisions of article 21 above, the directors may appoint from time to time 1 (one) or more of the directors as executive directors of the company, on such terms and conditions as to remuneration and otherwise (but for a maximum period of 5 (five) years in the case of any one appointment) as may be determined from time to time by the directors (which shall, insofar as remuneration is concerned, take into account the recommendations of the remuneration committee which shall be appointed by the board) and may from time to time remove or dismiss such persons from office and appoint another or others in his or their place or places; provided that the appointment of any executive director shall, without prejudice to any claim of any nature whatever which any such director may have against the company, cease if for any reason he ceases to be a director.

35.   ROTATION OF ORDINARY DIRECTORS

The ordinary directors shall retire from office on the following basis:

35.1   at each annual general meeting of the company, ordinary directors comprising one-third of the aggregate number of ordinary directors (excluding any executive director and any director referred to in article 35.4) or, if their number is not 3 (three) or a multiple thereof, then the number nearest to but not less than one-third of the aggregate number of ordinary directors (excluding any executive director and any director referred to in article 35.4) shall retire from office;

35.2   the ordinary directors who retire in terms of article 35.1 shall exclude any executive director and any ordinary director referred to in article 35.4 and be those who have been longest in office since their last election, provided that if more than 1 (one) of them were elected directors on the same day, those to retire shall be determined by lot unless those directors agree otherwise between themselves;

35.3   if, after the retirements in terms of the provisions of article 35.2, there would remain in office any ordinary director who would have held office for 3 (three) years since his last election, he shall also retire, in addition to the ordinary directors retiring in terms of article 35.1, at such annual general meeting;

35.4   any ordinary director appointed as such by the directors after the conclusion of the company's preceding annual general meeting shall, in addition to the ordinary directors retiring in terms of article 35.1, retire from office at the conclusion of the annual general meeting held immediately after his appointment;

35.5   a retiring ordinary director shall be eligible for re-election, and, if re-elected, shall be deemed not to have vacated his office;

35.6   the annual general meeting at which an ordinary director retires may elect another person to fill the vacated office, and if it is not so filled the retiring director shall, if he has offered himself for re-election, be deemed to have been re-elected unless the annual general meeting expressly resolves not to fill such vacated office or not to re-elect such retiring ordinary director;

35.7   no person other than a retiring ordinary director shall be eligible for election as an ordinary director at any annual general meeting unless the directors recommend otherwise, or unless not less than 14 (fourteen) nor more than 21 (twenty-one) days before the date appointed for the annual general meeting a member who is entitled to attend and vote at such annual general meeting shall have lodged written notice proposing such person as an ordinary director, together with the consent of that person to be elected as an ordinary director;

35.8   a retiring ordinary director shall continue to act as director throughout the general meeting at which he retires and his retirement shall become effective only at the end of such meeting.

36.   OPERATING COMMITTEE

The Company shall have an operating committee until 7 May 2004, which shall be constituted in accordance with, and be subject to the following provisions:

36.1   Membership

36.1.1   The operating committee shall consist of 5 (five) voting members and 4 (four) ex officio non-voting members, made up as follows:

36.1.1.1   the CEO, 2 (two) Class A Shareholder voting opco appointees and 2 (two) Class B Shareholder voting opco appointees, all as ex officio voting members; and

36.1.1.2   2 (two) Class A Shareholder non-voting opco appointees and 2 (two) Class B Shareholder non-voting opco appointees, all as non-voting members.

36.1.2   The Class A Shareholder shall, while it is a significant shareholder, be entitled to appoint the 2 (two) Class A Shareholder voting opco appointees and the 2 (two) Class A Shareholder non-voting opco appointees (all of whom shall be known as the "Class A opco appointees") and 1 (one) or more alternates to each of them (which alternates may also be Class A opco appointees) and shall have the power to remove and to replace and fill any vacancies in respect of, any of the members and alternate members so appointed by the Class A

Shareholder, provided that if at any time the Class A Shareholder ceases to be a significant shareholder the board shall be entitled, as if it were the Class A Shareholder, to make all the appointments to the operating committee that the Class A Shareholder would have been able to make in terms of this article 36.1.2 had it not ceased to be a significant shareholder.

36.1.3 The Class B Shareholder shall, while it is a significant shareholder, be entitled to appoint the 2 (two) Class B Shareholder voting opco appointees and the 2 (two) Class B Shareholder non-voting opco appointees (all of whom shall be known as the "Class B opco appointees") and 1 (one) or more alternates to each of them (which alternates may also be Class B opco appointees) and shall have the power to remove and to replace and fill any vacancies in respect of, any of the members and alternate members so appointed by the Class B Shareholder, provided that if at any time the Class B Shareholder ceases to be a significant shareholder the board shall be entitled, as if it were the Class B Shareholder, to make all the appointments to the operating committee that the Class B Shareholder would have been able to make in terms of this article 36.1.3 had it not ceased to be a significant shareholder.

36.1.4 The CEO shall be the chairperson of the operating committee.

36.1.5 Any appointment or removal by the Class A Shareholder or the Class B Shareholder in terms of article 36.1 shall be made by written notice to the company, signed by or on behalf of the Class A Shareholder or Class B Shareholder, as the case may be, and shall be operative as soon as the written notice is received at the office.

36.2 Powers of the Operating Committee

36.2.1 Subject to article 36.2.2, the operating committee shall have the exclusive power and authority to:

36.2.1.1   implement any business plan or annual budget; and implement (in conformity with any business plan or annual budget) all issues and matters relating to achievement of the company's obligations under the licenses, including, without limitation, network expansion, equipment procurement, tariff setting and packaging, customer service and marketing;

36.2.1.2   prepare, review and recommend to the board business plans and any amendment of the business plans as provided in article 36.13 and each and any business plan of any subsidiary of the company and any amendment of such business plans;

36.2.1.3   prepare, review and recommend to the board the annual budgets and any amendment of the annual budgets and all budgets of each subsidiary of the company and any amendment of such budgets, and approve such annual budget and budgets (and amendments) to the extent provided in article 36.12;

36.2.1.4   implement the management structure and recommend to the board any amendment thereto;

36.2.1.5   review and recommend to the board any amendment to the schedule of authorisations; and

36.2.1.6   delegate authority to, and direct members of, the company's management with respect to any matters that are within the authority of the operating committee pursuant to this article 36.2.

36.2.2   The operating committee's exclusive powers and authority set out in article 36.2.1 shall be revocable in whole or in part at any time by the board as a board reserved matter in accordance with articles 24 and 26.

36.2.3   The board may also determine as a board reserved matter in accordance with articles 24 and 26, to countermand, amend or supplement any decisions or actions made or taken by the operating committee pursuant to its exclusive powers and authority set out in article 36.2.1.

36.3   Term of the Operating Committee

36.3.1   Unless determined otherwise by the board as a board reserved matter in accordance with articles 24 and 26, the operating committee shall terminate and cease to exist after 7 May 2004 and all the powers and any authority held by it at that date shall revert to the board. However, the board may determine, as a board reserved matter in accordance with articles 24 and 26, to extend the term of the operating committee or to re-establish the operating committee, in each case with such authority as the board may determine as a reserved matter in accordance with articles 24 and 26.

36.4   Meetings of the operating committee

36.4.1   Number of Meetings and Voting

The operating committee may meet for the dispatch of business, adjourn and otherwise regulate its meetings as it thinks fit, provided that the operating committee shall meet at least once every month.

36.4.2   Quorum

The quorum necessary for the transaction of the business of the operating committee shall be at least 3 (three) voting members (or their alternates); provided, that notwithstanding that a quorum may be present at any meeting of the operating committee, no action shall be taken at any such meeting (other than a decision to dissolve or adjourn such meeting) unless the CEO (or his alternate) is present, and at least 1 (one) of the Class A Shareholder voting opco appointees (or their alternates) and 1 (one) of the Class B Shareholder voting opco appointees (or their alternates) are present.   If the CEO (or his alternate) is not present at a meeting of the operating committee otherwise duly constituted, the meeting shall be dissolved or adjourned for at least 24 (twenty four) hours, and if such meeting is so adjourned then the presence of the CEO (or his alternate) shall not be required to take any action at any resulting adjourned meeting. If none of the Class A Shareholder voting opco appointees (or their alternates) or none of the Class B Shareholder voting opco appointees (or their alternates) are present at a meeting of the operating committee otherwise duly constituted, the meeting shall be dissolved or adjourned for at least 24 (twenty four) hours and if the meeting is so adjourned then the presence of a Class A Shareholder voting opco appointee (or his alternate) or Class B Shareholder voting opco appointee (or his alternate), as the case may be, shall not be required to take any action at any resulting adjourned meeting.

36.4.3   Convening a Meeting

Either the CEO, a Class A Shareholder voting opco appointee or a Class B Shareholder voting opco appointee may convene a meeting of the operating committee at any time. At the request of the CEO, a Class A Shareholder voting opco appointee or a Class B Shareholder voting opco appointee the secretary of the company shall convene a meeting.

36.4.4   Notice for Meetings

The operating committee shall determine the number of days notice to be given for operating committee meetings (and the adjournment thereof) and the form and the medium for giving any such notice.

36.4.5   Dissolution and Adjournment of Meetings

The chairperson of the operating committee may, with the unanimous consent of any meeting at which a quorum is present (and shall if so directed by the meeting), dissolve any meeting of the operating committee or adjourn and give notice accordingly of any meeting of the operating committee from time to time and from place to place. Should a quorum not be present at any meeting of the operating committee within 30 (thirty) minutes after the appointed time, the chairperson of the meeting shall:

36.4.5.1 adjourn such meeting, subject to article 36.4.2, to such time and such place as the meeting shall determine; or

36.4.5.2 dissolve such meeting.

36.4.6 Business at Adjourned Meetings

No business shall be transacted at the resumption of any adjourned meeting of the operating committee other than the business left unfinished at the meeting from which the adjournment took place.

36.5 Chairperson of operating committee Meetings

The CEO shall act as the chairperson of meetings of the operating committee; provided, that if at any meeting the CEO is not present in person within 5 (five) minutes after the time appointed for holding the meeting, the voting members present shall elect a person to be chairperson of the meeting. The CEO shall not be considered present in person at the meeting (for the purpose of acting as chairperson of the meeting only) by virtue of his alternate being present at the meeting.

36.6 Voting

All matters put to a vote at any meeting of the operating committee shall be approved only by an affirmative vote of a majority of the members of such committee, and in the event of an equality of votes on any matter to be considered by the operating committee, the Class A Shareholder voting opco appointee present at the meeting, or if there is more than 1 (one) any one of them as they may decide as and when the equality of votes occurs, shall have *a* casting vote.

36.7 Minutes

36.7.1 The operating committee shall cause minutes to be kept, which shall include the following particulars:

36.7.1.1 the names of the voting members and non-voting members present (or, as the case may be, their alternates) at each meeting of the operating committee; and

36.7.1.2 all resolutions proposed and passed or not passed and such other proceedings at each meeting as the operating committee thinks fit.

36.7.2 The secretary of the company shall act as secretary of the operating committee; provided, that if at any meeting the secretary of the company is not present in person within 5 (five) minutes after the time appointed for holding the meeting or if the voting members present otherwise determine, the voting members present shall elect a person to be the secretary for the meeting.

36.7.3 Signing of the Minutes

The minutes of each meeting of the operating committee shall be signed by:

36.7.3.1 the chairperson of the meeting or by the chairperson of the next succeeding meeting; and

36.7.3.2 any 1 (one) of the Class B opco appointees who was present at the meeting at which the proceedings took place.

36.7.4 Extract from Minutes

Any extract from or copy of the minutes of a meeting of the operating committee purporting to be signed by:

36.7.4.1 any 1 (one) of the Class B opco appointees; and

36.7.4.2 the chairperson of the meeting or by any voting member of the operating committee or by the secretary of such meeting,

shall be prima facie proof of the contents of the minutes.

36.8 Committee meetings by Conference Call

The operating committee may meet by telephone or video conference if all members can hear all other members. A member of the operating committee who participates in a meeting of the operating committee by either of those means shall be considered present at the meeting for all purposes.

36.9 Attendees

The board, the Class A Shareholder and the Class B Shareholder may from time to time designate representatives who may attend any and all meetings of the operating committee. The number of representatives whom the board, the Class A Shareholder or the Class B Shareholder may so designate for attendance at any meeting of the operating committee shall not exceed 3 (three). Such representatives may be designated by the board, the Class A Shareholder or the Class B Shareholder, as the case may be, for attendance at any meeting by notice to the operating committee at any time prior to the commencement of the meeting. Any such representatives who attend a meeting of the operating committee shall be entitled to address the operating committee at the request of any member thereof with respect to any matter on the agenda for the applicable meeting but shall not be entitled to vote.

36.10 Written Resolutions of the operating committee

36.10.1 Authority

A duly minuted resolution in writing signed by all the voting members of the operating committee or, as the case may be, their respective alternates, shall be as valid and effectual as a resolution passed at a meeting of the operating committee duly called and constituted.

36.10.2   Requirements for Written Resolutions

Any such written resolution may consist of 1 (one) or more documents signed by 1 (one) or more voting members of the operating committee (or as the case may be, their respective alternates), shall have regard to the provisions of section 242(2) of the Act and shall be delivered to the secretary of the company without delay and be recorded by him or her in the company's minute book for the operating committee.

36.10.3   Date of Approval

Each such written resolution shall be deemed to have been passed on the day it was signed by the last voting member, unless a statement to the contrary is made in the resolution.

36.10.4   Confirmation of Written Resolution

A written resolution, which is not signed by all the voting members of the operating committee, shall be inoperative until confirmed by a meeting of the operating committee.

36.11   Reports to the Board

The chairperson of the operating committee shall report on all action and activities taken by the operating committee and on the current operations and status of the company at each meeting of the board.

36.12   Annual Budgets

36.12.1   Until the date on which the operating committee terminates in terms of article 36.3.1, or its authority under article 36.2.1.3 in respect of the annual budget is revoked pursuant to article 36.2.2, the following provisions shall apply:-

36.12.1.1   The operating committee shall, not later than 1 (one) month prior to the commencement of each financial year of the company, cause to be prepared in accordance with article 36.12.1.3 below a proposed annual budget, which shall be approved as provided in article 36.12.1.4 below. Each such proposed annual budget shall include with respect to the company and its subsidiaries for such financial year:

(i)   budgeted capital and operating expenditures;

(ii)   a budgeted income statement;

(iii)   a budgeted balance sheet;

(iv)   budgeted borrowings and repayment of borrowings; and

(v)   a budgeted cash flow statement.

36.12.1.2   Each annual budget shall generally be prepared with such detail as is commercially reasonable and customary for a business which is similar in size to the company's business.

36.12.1.3   Each annual budget shall be prepared by or under the direction of such manager or managers as determined by the operating committee from time to time. The operating committee shall engage in early consultation with the board and shall give due consideration to the views of the board with respect to the preparation of each annual budget.

36.12.1.4   The board shall consider, and shall act upon (i.e., approve or disapprove), as a board reserved matter in accordance with articles 25 and 26, any annual budget approved by the operating committee and presented to the board by the operating committee, within 10 (ten) days after each director receives a copy of the proposed annual budget. If the board does not approve the proposed annual budget presented to it, then the operating committee shall prepare a second proposed annual budget for the same financial year for submission to the board for approval, which may be the same as the first proposal; provided, that in connection with the preparation of such second proposed annual budget, the operating committee shall consult with the board and shall give due consideration to the reasons expressed by the board for rejecting the operating committee's first proposal for such annual budget.   The board shall consider and shall approve or disapprove as a board reserved matter in accordance with articles 25 and 26, the second proposed annual budget for such financial year presented by the operating committee to the board within 10 (ten) days after each director receives a copy of the second proposed annual budget.   If the board fails to approve the second proposed annual budget, then the operating committee shall thereafter be permitted to adopt an annual budget for such financial year in its discretion, except that budgeting capital expenditures and budgeted total operating expenses for such financial year shall not be more than 120% (one hundred twenty percent) of the amounts projected for such items in the business plan for such financial year.

36.12.1.5   The operating committee may amend annual budgets subject to compliance with the procedures detailed in article 36.12.1.4 above.

36.12.2   After the date on which the operating committee terminates in terms of article 36.3.1, or its authority under article 36.2.1.3 in respect of the annual budget is revoked pursuant to article 36.2.2, the board in its discretion may adopt and amend the annual budget as a board reserved matter in accordance with articles 25 and 26.

36.13   Business plan

36.13.1   Until the date on which the operating committee terminates in terms of article 36.3.1, or its authority under article 36.2.1.2 in respect of the business plan is revoked pursuant to article 36.2.2, -

36.13.1.1   The operating committee shall review the business plan of the company from time to time and in any event on an annual basis at least 1 (one) month prior to the commencement of each financial year of the company. The board may amend the business plan (and may adopt other business plans, and amend such other business plans) from time to time, as a board reserved matter in accordance with articles 25 and 26, only upon the recommendation of the operating committee.

36.13.1.2   If at any time the board shall fail to adopt a business plan or approve any amendment to the business plan recommended by the operating committee, then the procedures set forth in article 36.12.1.4 (but excluding the last sentence) shall apply mutatis mutandis, provided that if the board fails to approve the second of any proposed business plan recommended to it by the operating committee, then the operating committee shall thereafter be permitted to adopt a business plan for the financial year in question in its discretion, subject to the provisions of article 36.13.3.

36.13.2   After the date on which the operating committee terminates in terms of article 36.3.1, or its authority under article 36.2.1.2 in respect of the business plan is revoked pursuant to article 36.2.2, the board in its discretion may adopt and amend business plans as a board reserved matter in accordance with articles 25 and 26.

36.13.3   The foregoing provisions of this article 36.13 notwithstanding, if the annual budget for any financial year which is approved in accordance with these articles is inconsistent with any business plan with respect to such financial year, then such business plan shall be deemed automatically amended with respect to such financial year as appropriate to take into account the effects of the annual budget so approved (and, if applicable, as so amended).

36.14   Dissolution of the Operating Committee

If at any time there shall cease to be a Class B Share in existence, the provisions of this article 36 shall cease to be of any further force or effect.

37.   MANAGEMENT

The CEO shall be an executive director nominated and appointed at least every 3 (three) years by the board after consultation with each significant shareholder, if any. No person may serve at the same time as both the CEO and the chairperson of the board unless otherwise determined by the unanimous approval of the Class A Shareholder and the Class B Shareholder for so long as they remain significant shareholders; provided, that any such approval of the Class A Shareholder and the Class B Shareholder may not be given so as to permit a dual appointment in those two capacities for a period of more than 12 (twelve) months. The CEO shall be the most senior executive of the company and in exercising his authority shall be subject to the authority and direction of the board.

38.   HUMAN RESOURCES REVIEW COMMITTEE

38.1   Membership

38.1.1   The board shall establish and maintain until 7 May 2004 or such later date as the board determines as a board reserved matter in terms of articles 24 and 26, the HRRC, consisting of the chairperson of the board, the CEO, the COO, the GE-HR and at least 3 (three) non-executive directors. The HRRC shall also include the head of training (being the most senior executive responsible for training) as an ex-officio non-voting member. 2 (two) such non-executive directors shall be appointed to the HRRC by the board. The COO and the 3rd (third) non-executive director (the "Class B HRRC appointees") shall be appointed to the HRRC by the Class B Shareholder (provided, however, that if no Class B Share shall be in existence, the board shall appoint the COO and all three such non-executive directors).   All members of the HRRC shall be entitled to vote on HRRC matters (excluding the head of training). A non-executive director other than a Class B HRRC appointee, appointed by the meeting, shall chair the meeting.

38.1.2   The board shall have the power to remove or replace, with or without cause, at any time any non-executive director whom it is entitled to appoint in terms of article 38.1.1.

38.1.3   The Class B Shareholder shall have the power to remove or replace, with or without cause, at any time the non-executive director whom it is entitled to appoint in terms of article 38.1.1.

38.1.4   The appointment, removal or replacement of a non-executive director by the Class B Shareholder in terms of this article 38.1 shall be made by written notice to the company, signed by or on behalf of the Class B Shareholder, and shall be operative as soon as the written notice is received at the office.

38.2   Meetings and Voting

The HRRC shall act only upon the vote of a majority of its members, except that in the event of an equality of votes the chairperson of the HRRC shall have a casting vote. A quorum of the members of the HRRC shall exist only if at least 3 (three) members (excluding the head of training (being the most senior executive responsible for training)) are present. Notwithstanding that a quorum may be present at any meeting of the HRRC, no action shall be taken at any such meeting (other than the decision to dissolve or adjourn such meeting) unless a Class B HRRC appointee is present. If a Class B HRRC appointee is not present at a meeting of the HRRC otherwise duly constituted, the meeting shall be dissolved or adjourned. If such meeting is adjourned then the presence of a Class B HRRC appointee shall not be required to take any action at any resulting adjourned meeting, provided, however, that the Class B HRRC appointees have received at least 72 (seventy-two) hours' written notice of such resulting adjourned meeting.

38.3   Authority

The board shall delegate to the HRRC, for the duration of the existence of the HRRC, the exclusive power and authority to:

38.3.1   recommend to the board policy guidelines on human resource development within the company that are in compliance with the business plan and the annual budget of the company; and

38.3.2   recommend to the board guidelines for, and monitor compliance with, affirmative action and empowerment programmes that duly take into account reports and recommendations of the GE-HR and are in conformity with the business plan and the annual budget of the company.

The board may in its sole discretion adopt the policies referred to in article 38.3.1 above and the guidelines referred to in article 38.3.2 above.

38.4   Reports to the Board

The chairperson shall report on matters within the areas of authority of the HRRC at each meeting of the board.

39.   OTHER COMMITTEES OF THE BOARD

39.1   Committees

In addition to the provisions of articles 36 and 38, the board may in its discretion delegate any of its powers, duties, functions and discretions to persons or committees who or which, in turn, shall, to the extent authorised by the board in terms of any such delegation, have the power of sub-delegation. The authority of the board to make such delegation includes the authority to establish the rules and policies relating to the activities of such committees, including the convening, adjourning and dissolving of meetings thereof and matters relating to quorum at such meetings. Any authority so delegated may be revoked by the board.

39.2   Committee Representation

So long as either the Class A Shareholder or the Class B Shareholder is a significant shareholder, each such significant shareholder shall be entitled to appoint at least 1 (one) representative to serve as a full voting member of all the other committees established by the board in terms of this article 39.

39.3   Particular committees

In particular the board shall appoint the following additional committees, the voting membership of which shall consist, unless provided for to the contrary below, of a majority of non-executive directors and the chairpersons of which shall be, unless provided for to the contrary below, non-executive directors.

39.4   Audit and Risk Management committee

The company shall have an audit and risk management committee comprising at least 3 (three) non-executive directors. No member of the audit and risk management committee may, other than in his or her capacity as a member of such committee, the board or any other committee of the board, (x) accept any consulting, advisory, or other compensatory fee from the company or any subsidiary or (y) be an affiliated person of the company, any subsidiary or any vendor of the company. At the request of any member holding more than 10% (ten percent) of the issued ordinary shares, the company's external auditors principally responsible for the audit of the company shall attend meetings of the audit and risk management committee. The audit and risk management committee shall, insofar as the Act permits, inter alia:

39.4.1   have the exclusive authority to appoint, or insofar as that is not permitted by the Act, to make recommendations for the appointment of the company's auditors from time to time;

39.4.2   have the exclusive authority for fixing the remuneration and overseeing the work of the company's auditors from time to time;

39.4.3   have the authority to resolve disagreements between the company's management and its auditors regarding financial reporting;

39.4.4   establish procedures for-

39.4.4.1   the receipt, retention, and treatment of complaints received by the company regarding accounting, internal accounting controls or auditing matters;

39.4.4.2   the confidential, anonymous submissions by employees of the company of concerns regarding questionable accounting or auditing matters;

39.4.5   have the authority to engage independent counsel and other advisers, as the audit and risk management committee determines necessary to carry out its duties;

39.4.6   have the authority to make determinations with respect to payment of remuneration and other compensation -

39.4.6.1   to the company's auditors for the purpose of rendering or issuing an audit report;

39.4.6.2   to any advisers employed by the audit committee under article 39.4.5;

39.4.7   conduct internal audits of the company;

39.4.8   review the draft interim and final accounts of the company;

39.4.9   review and recommend changes to the statutory audit of the company;

39.4.10   monitor the internal accounting and auditing systems of the company; and

39.4.11   conduct, or have conducted externally, in accordance with best practice a corporate governance audit measuring compliance by the company to the leading benchmark from time to time on proper corporate governance, that will be included in the annual report of the company and which shall address inter alia:

39.4.11.1   the company's progress regarding the advancement of individuals from groups historically discriminated against on the grounds of race and gender;

39.4.11.2   consultation with workers in the company;

39.4.11.3   the adherence of the company to the highest standards of ethical corporate behaviour; and

39.4.11.4   ethical behaviour of directors; and

39.4.12   review and monitor the company's risk management performance and provide a high level risk assessment for the board on an ongoing basis.

39.5   Remuneration committee

The company shall have a remuneration committee, chaired by the chairperson of the board and including at least 1 (one) member appointed by the Class B Shareholder, that shall review the terms upon which the executive directors and the senior managers of the company are employed and remunerated and upon which non-executive and ordinary directors are remunerated, and shall make recommendations to the board.

39.6   Appointment of other committees

The board may in its discretion appoint any other committee at any time, or disband such committee at any stage, including the appointment of persons resident in a foreign country to be a local committee for the company in that country.

39.7   Compliance with mandates

Any committee constituted by the board in terms of this article 39, shall, in the exercise of its delegated powers, comply with any mandates and instructions which may be prescribed or given by the board from time to time.

39.8   Validity of acts

All acts performed in accordance with its mandate and instructions by a committee of the board shall, despite the fact that it may later appear that the appointment of the members of the committee was defective in some respect or that they, or any 1 (one) of them, were disqualified, be as valid as if each such person was properly appointed and qualified to be a member of the committee concerned.

40.   CLASS B AUDIT RIGHTS

For so long as the Class B Shareholder is a significant shareholder, the Class B Shareholder shall be entitled (at its sole expense) to perform, or have its representatives or advisers perform a financial and/or operations audit of the company and its subsidiaries. The Class B Shareholder shall be obliged to keep confidential all price sensitive and other confidential information obtained by it pursuant to any such audit, and shall take all reasonable steps to prevent any disclosure to any third party other than its officers, employees and advisers whose duties require them to receive any such information.

41. CLASS A SHARE RIGHTS

41.1 The Class A Share shall ipso facto be converted into an ordinary share at the end of 8 (eight) years reckoned from the listing date or if, at any time before then, (i) it ceases to be held by the Minister or (ii) the Class B Share is converted into an ordinary share pursuant to article 42.1.

41.2 No change to the number of issued Class A Shares may be made without the approval of the Class A Shareholder.

41.3 The affirmative vote or consent of the Class A Shareholder, voting separately as a class, shall be required for any amendment, alteration or cancellation, whether directly or indirectly through any amalgamation or reconstruction of the company pursuant to section 313 of the Act, of any of the provisions of these articles that would alter or change the powers, preferences or special rights of the Class A Share or the Class A Shareholder so as to affect either adversely.

41.4 Save for the special rights attached to the Class A Share under these articles and the memorandum of association of the company, it shall have all rights granted to ordinary shares and shall rank pari passu with ordinary shares.

42. CLASS B SHARE RIGHTS

42.1 The Class B Share shall ipso facto be converted into an ordinary share at the end of 8 (eight) years reckoned from the listing date or if, at any time before then, the Class B Shareholder ceases to hold at least 5% (five per cent) of the company's issued shares.

42.2 No change to the number of issued Class B Shares may be made without the approval of the Class B Shareholder.

42.3 The affirmative vote or consent of the Class B Shareholder, voting separately as a class, shall be required for any amendment, alteration or cancellation, whether directly or indirectly through any amalgamation or reconstruction of the company pursuant to section 313 of the Act, of any of the provisions of these articles which would alter or change the powers, preferences or special rights of the Class B Share or the Class B Shareholder so as to affect either adversely.

42.4   Save for the special rights attached to the Class B Share under these articles, it shall have all rights granted to ordinary shares and shall rank pari passu with ordinary shares.

43.   LIMITATION ON SHARE OWNERSHIP

43.1   The purpose of this article 43 is to prevent any person or persons acting in concert, other than an exempt shareholder, from owning, directly or indirectly, more than 15% (fifteen percent) of the issued shares of any class of shares in the company.

43.2   For the purposes of this article 43, unless the context requires otherwise:

43.2.1   "acting in concert" means acting in pursuance of an agreement, arrangement or understanding (whether formal or informal) between two or more persons to co-operate for the purpose of acquiring or owning more than the permitted maximum for any class of shares with a view to enabling concerted action among themselves in exercising their rights in respect of the shares in question;

43.2.2   "beneficial interest" shall have the meaning ascribed to that expression in section 140A of the Act and shall include the deeming provisions in section 140A(2) of the Act;

43.2.3   "concert parties" means persons acting in concert with one another;

43.2.4   "depository" means a custodian or other person approved by the directors appointed under contractual arrangements with the company (or a nominee for such custodian or other person) whereby such custodian or other person holds or is interested in shares and issues securities evidencing the right to receive such shares;

43.2.5   "depository receipts" means receipts or similar documents of title issued by or on behalf of a depository;

43.2.6   "disclosure notice" means a notice to disclose which is defined as such in article 43.6;

43.2.7   "disposal notice" means a disposal notice which is defined as such in article 43.11.3;

43.2.8   "exempt shareholder" means (i) the Class A Shareholder while it is a significant shareholder, provided that after the Class A Share is ipso facto converted into an ordinary share at the end of the 8 (eight) years specified in article 41.1 above, the eligible Ministry which holds the Class A Share at the time of the conversion (and its permitted assigns and successors in title) shall continue to be an "exempt shareholder" for so long as it (or its permitted assigns and successors in title) continues to hold the threshold percentage; (ii) the Class B Shareholder while it is a significant shareholder, provided that after the Class B Share is ipso facto converted into an ordinary share at the end of the 8 (eight) years specified in article 42.1 above, the Class B Shareholder at the time of the conversion (and its permitted assigns and successors in title) shall continue to be an "exempt shareholder" for so long as it (or its permitted assigns and successors in title) continues to hold the threshold percentage; and (iii) any other member who acquires and holds shares pursuant to and solely for the purposes of a distribution of such shares;

43.2.9   "nominee member", in relation to any share, means a member who is not the true owner of the share but holds it as the nominee or agent of the unregistered owner;

43.2.10   "notice to show cause" means a notice to show cause which is defined as such in article 43.8;

43.2.11   "own" in relation to a share, includes an unconditional personal right to acquire the real right of ownership in the share, and cognate words and expressions such as "owns", "owner" and "ownership" shall have corresponding meanings;

43.2.12   "permitted maximum" means, in relation to any class of shares in the company, the number of shares in that class which represents 15% (fifteen percent) of all the shares in that class;

43.2.13   "share" includes the beneficial interest in the share, and "shares" shall have a corresponding meaning;

43.2.14   "surplus share" means any share determined by the directors to be a "surplus share" in terms of article 43.11.2;

43.2.15   "surplus share disposal" means a disposal of the ownership of a surplus share by its owner to a third party who is not acting in concert with its owner and so that the owner is divested completely of its right of ownership;

43.2.16   "unregistered owner" means a person who owns any share which is held on his behalf by a nominee member.

43.3   For the purposes of this article 43, and in addition to the definitions in article 43.2:

43.3.1   where shares are held by any trustee or trustees in trust, (whether a testamentary or an inter vivos trust), for any beneficiary or beneficiaries, then for as long as the shares are so held by the trustee or trustees, the beneficiary or beneficiaries shall be deemed to be the owner or owners of the shares in question and, where there is more than one beneficiary, they shall be deemed to be concert parties in respect of those shares;

43.3.2   where any shares are the subject of any agreement or understanding (whether formal or informal) between two or more owners which obliges or requires them to cast their votes together in respect of those shares, or an agreement or understanding of the same import, all of the owners concerned shall be deemed to be acting in concert with one another in respect of all the shares for which their votes must be cast together;

43.3.3   where a person (the "acquirer") has acquired the unconditional personal right to acquire the real right of ownership in any shares and has not acquired that real right, the acquirer and the person from whom that unconditional personal right has been acquired shall be deemed to be acting in concert with one another in respect of those shares until the acquirer acquires the real right of ownership in them;

43.3.4   the following persons shall be deemed to be acting in concert with one another unless the contrary is proved:

43.3.4.1   a company, its holding company, its subsidiaries, companies which are subsidiaries of its holding company and their subsidiaries;

43.3.4.2   a company with any of its directors, a company with any company controlled by one or more of its directors where "control" shall have the meaning ascribed to it in section 440A of the Act;

43.3.4.3   a company with the trustees of any trust (whether a testamentary or inter vivos trust) of which any one or more of its directors is a beneficiary or trustee;

43.3.4.4   a company with any of its pension, provident or benefit funds.

43.4   If a person acquires ownership of any shares which, by themselves or together with any other shares of the same class owned by that person, exceed the permitted maximum for the class in question, the person shall, if he is the registered holder of the shares, forthwith upon such acquisition notify the company in writing of the acquisition and of the total number of shares of that class which he owns after the acquisition, or, if he is the unregistered owner, he or his nominee member shall be obliged to notify the company of those details.

43.5   Where any persons acting in concert with one another acquire ownership of any shares which by themselves or together with any other shares of the same class owned by such persons, exceed the permitted maximum for the class in question, the registered holders of such shares shall forthwith upon such acquisition notify the company of the acquisition and of the total number of shares of that class so owned by the concert parties in question after the acquisition, provided that where any of those persons is an unregistered owner he or his nominee member shall be obliged to notify the company of those details.

43.6   In addition to the rights of the company in terms of section 140A of the Act, the board shall be entitled at any time by written notice (a "disclosure notice") to require the registered holder of any shares to disclose to the company such information as the directors may consider necessary in order to determine whether or not such holder owns, or is a nominee member for an unregistered owner who owns, either alone or with any concert parties, a number of shares in any class which exceeds the permitted maximum for that class.

43.7   If the registered holder of any shares fails to comply with a disclosure notice within 14 (fourteen) days from receiving it, the board may in its absolute discretion, but only while the registered holder remains in default, suspend by written notice to the registered holder, his right to receive payment of any dividends and any other monies on all of the shares held by such holder if he is their owner, or held by him for the unregistered owner if he is a nominee member. The suspension of that right shall remain in force until the default is remedied by the registered holder, provided that the board may for good cause terminate it beforehand by written notice to the registered holder to that effect.   Upon the termination of any such suspension, any monies whose payment will have been suspended shall be paid to the registered holder in question, but without any interest.

43.8 Whether or not a disclosure notice has been given pursuant to article 43.6, if at any time it appears to the board that any person by himself or acting in concert with any other persons has or may have acquired ownership of a number of shares of any class which exceeds the permitted maximum for that class, the board shall give written notice ("a notice to show cause") requesting the registered holder or holders of all of those shares to show cause as to why any of those shares should not be determined as being surplus shares in accordance with article 43.11.

43.9 A registered holder on whom a notice to show cause is duly served, may within 21 (twenty one) days thereafter (or such longer period as the board may allow from time to time) make representations to satisfy the board as to why any shares held by him should not be determined as being surplus shares in accordance with article 43.11.

43.10 The provisions of article 43.11 shall apply upon the occurrence of any one or more of the following events:

43.10.1 if the company receives a written notice from a person or his nominee member pursuant to articles 43.4 or 43.5;

43.10.2 if the board, after considering any representations made to it pursuant to article 43.9, is satisfied that any shares should be determined as being surplus shares; or

43.10.3 if the board gives a notice to show cause to the registered holder or holders of any shares in terms of article 43.8 and no representations are received by the board within the period permitted for that purpose in terms of article 43.9.

43.11 Upon the occurrence of any one of the events set out in article 43.10, the board shall have the following powers:

43.11.1 to determine that the number of shares in any class held by the registered holder or holders concerned exceed the permitted maximum for that class;

43.11.2   to determine which of the shares referred to in article 43.11.1 are to be regarded and treated as surplus shares held in excess of the permitted maximum;

43.11.3   to give a written notice (a "disposal notice") of any determination made in terms of article 43.11.1 and article 43.11.2 to the registered holder or holders concerned and requiring such holder or holders to dispose of the surplus shares so determined by means of a surplus share disposal;

43.11.4   if any person has merely acquired the unconditional personal right to acquire the real right of ownership of any share determined as being a surplus share in accordance with this article 43.11, to refuse to register the transfer of that surplus share to such person or any nominee member on his behalf.

43.12   A registered holder shall, within 21 (twenty one) days from the date of receipt of a disposal notice (or such longer period as may be prescribed in such notice by the board), be obliged to dispose of the surplus shares by means of a bona fide share disposal. The board shall be entitled to refuse to register the transfer of any surplus shares pursuant to this article 43.12 if, in its opinion, the transfer would result in any person or persons acting in concert with one another owning shares of the class in question in excess of the permitted maximum for that class.

43.13   If a registered holder who is obliged to dispose of any surplus shares by means of a surplus share disposal, pursuant to article 43.12, fails to make a surplus share disposal of the surplus shares within the period permitted pursuant to that article, or any further extended period or periods permitted by the board, the company may sell and transfer the surplus shares on behalf of the registered holder concerned in accordance with the following provisions:

43.13.1   the manner, timing and terms of the sale, including the sale price, shall be determined by the board in its discretion which shall be exercised fairly;

43.13.2   the board shall be entitled to consult any bankers, brokers or other consultants they consider appropriate and to act on any advice received from any such bankers, brokers or other consultants;

43.13.3   each registered holder of a surplus share to be sold and transferred by the board in terms of this article 43.13 authorises the board irrevocably and in rem suam to sell and transfer the surplus shares by means of a surplus share disposal in accordance with the provisions of this article 43.13 and to execute and deliver on behalf of such registered holder the necessary transfer forms and other documents required for the sale and transfer of the surplus shares;

43.13.4   upon receipt by the company of the proceeds of any such sale, on behalf of the registered holder, it shall cause the transfer of the surplus shares to the purchaser or its nominee to be registered and the name of the purchaser or his nominee to be entered into the register of members of the company as the holder of the surplus shares;

43.13.5   the proceeds of any such sale received by the company (whose receipt shall be a good discharge to the purchaser) shall be converted into South African Rands (if necessary) and be held in trust as a stakeholder and paid (together with any interest that the directors deem appropriate in their discretion) to the former registered holder (or in the case of joint holders the first named joint holder in the register of members) upon the surrender by him of the share certificates (where the shares are held in certificated form) in respect of the surplus shares sold and transferred in accordance with this article 43.13;

43.13.6   upon the name of the purchaser or his nominee being entered into the register of members in the exercise or purported exercise of the company's powers and authority under this article 43.13, the validity of the transactions shall not be questioned by any person;

43.13.7   the registered holder hereby appoints any director of the company irrevocably and in rem suam as his attorney and agent with power of substitution to sign all documents and do all such things as may be required in order to give effect to the provisions of this article 43. 13;

43.13.8   no registered holder and no person claiming through a registered holder (including an unregistered owner or holder of any pledge or other hypothecation over the surplus shares) shall have any claim against the company or any of its directors or other officers or employees or agents for any loss or damages arising out of a surplus share disposal made by the company in good faith in accordance with the provisions of this article 43. 13; and the registered holder or holders of the surplus shares so sold and transferred shall be obliged to indemnify the company and any of its directors or other officers or employees or agents against any claims, demands or legal proceedings made or instituted against them or any of them, in respect of any such loss or damages.

43.14   Subject to any provision of this article 43 to the contrary -

43.14.1   the directors shall, unless any director has reason to believe otherwise, be entitled to assume without enquiry that no person owns any shares in excess of the permitted maximum, other than an exempt shareholder;

43.14.2   a person who owns a depositary receipt issued by a depository of any shares shall be deemed to be the owner of those particular shares and not (in the absence of any other reason why he should be so treated) of the remainder of the depository shares held by the relevant depositary.

43.15   Any resolution or determination of, or any decision or the exercise of any discretion or power by, the board or any director under this article 43 shall be final and conclusive and they shall not be obliged to give any reasons therefor. Any disposal or transfer made, or other thing done, by or on behalf, or on the authority, of the board or any director pursuant to the foregoing provisions of this article 43, shall be conclusive and binding on the company and all registered members and shall not be open to challenge on any ground whatsoever.

43.16   The directors shall, so long as they act reasonably in good faith, be under no liability to the company or to any other person for failing to treat any share as a surplus share in accordance with the provisions of this article 43 and no director shall be liable to the company or any other person if, having acted reasonably and in good faith they determine erroneously that any share is a surplus share or on the basis of such determination or any other determination or resolution, they perform or exercise (or purport to perform or exercise) their duties, powers, rights or discretions under this article 43 in relation to such share.

43.17   The provisions of this article 43 shall not apply to an exempt shareholder.

43.18   Notwithstanding anything to the contrary anywhere else in this article 43 the board shall be entitled to delegate all or any of its powers and duties under this article to the chairperson of the board or to any director of the board or any committee of the board consisting of at least 1 (one) director, all of whom shall upon such delegation have the powers and authority to exercise the powers and duties so delegated to them.

43.19   Notwithstanding anything to the contrary anywhere else in these articles, all the provisions of articles 43.1 to 43.18, inclusive, shall fall away and be of no further force or effect unless within 3 (three) months from the listing date they are duly sanctioned by law.

44.   LIMITATION ON CLASS B SHAREHOLDER'S SHARE OWNERSHIP

44.1   The purpose of this article 44 is to prevent the Class B Shareholder, while it is a significant shareholder, from owning directly or indirectly more than 49% (forty-nine percent) of the issued shares of any class of shares in the company other than the Class B Share.

44.2   All the provisions of article 43 (other than article 43.19) shall apply mutatis mutandis to the Class B Shareholder as if specifically incorporated herein (and even if article 43 should fall away in terms of article 43.19), for so long as it is a significant shareholder, provided that in so applying those provisions, all references to the "permitted maximum" shall be construed in relation to any class of shares in the company (other than the Class B Share), as the number of shares in that class which represents 49% (forty-nine percent) of all of the shares in the same class.

45.   DIVIDENDS

45.1   A general meeting or the directors may, subject to the provisions of articles 24 and 26, declare dividends to any 1 (one) or more classes of members from time to time:

45.1.1   registered as such at a date which shall be not less than 14 (fourteen) days after the date of publication of the announcement of the declaration of the dividend on the basis that the register of members may not be closed between the date of the publication of such announcement and the record date for the payment of the dividend; and

45.1.2   with the sanction of a general meeting, any dividend declared may be paid either wholly or in part by the distribution of such specific assets in such manner as the directors may recommend or determine,

provided that no greater dividend shall be declared by a general meeting than is recommended by the directors and always subject to the provisions of articles 24 and 26, and provided further that no dividend may be declared, either by a general meeting or the directors, to the Class A Shareholder or the Class B Shareholder unless the same dividend is declared to the holders of all of the ordinary shares issued at the time of the declaration, and vice versa.

45.2   The directors may from time to time, subject to the provisions of articles 24 and 26, declare and pay to the members such interim dividends as the directors consider to be justified by the profits of the company.

45.3   Dividends shall be declared in the currency of the Republic. The declaration of any dividend may, however, provide that, all or any members whose registered addresses are outside the Republic, or who have given written instructions requesting payment at addresses outside the Republic, be paid in such currencies as may be stipulated in the declaration, in which case the provisions of article 15 shall mutatis mutandis apply.

45.4 The company may transmit any dividend, payment in reduction of capital or other amount payable in respect of a share by:

45.4.1 cheque or warrant by ordinary post to the address of the holder thereof (or, where 2 (two) or more persons are registered as the joint holders of any share, of any such joint holder) recorded in the register or such other address as the holder thereof may previously have given to the company in writing; or

45.4.2 electronic bank transfer to such bank account as the holder thereof may previously have given to the company in writing,

and the company shall not be responsible for any loss in transmission.

45.5 Any dividend:

45.5.1 which is unclaimed, may be retained by the company and may be invested or used as the directors may deem fit for the benefit of the company until claimed by the member concerned;

45.5.2 which is retained and unclaimed for 3 (three) years, after the payment date of the dividend in question, shall be forfeited and revert to the company or its assigns and may be dealt with by the directors or such assigns as they deem fit;

45.5.3 shall not bear interest against the company.

45.6 The company shall, for the purpose of facilitating its winding up or deregistration, or the reduction of its share capital, any share premium account or capital redemption reserve fund, be entitled by special resolution to delegate to any bank, registered as such in accordance with the laws of the Republic, the liability for payment of any such amount, payment of which has not been forfeited in terms of the aforegoing.

46. MONIES DUE TO MEMBERS

Monies other than dividends due to members must be held by the company indefinitely until lawfully claimed by the member.

47. RESERVES

The directors may:

47.1 set aside and carry to a reserve account any part of the profits of the company, which may at their discretion be applied for any purpose for which the profits of the company may properly be applied in such manner as the directors deem fit;

47.2 divide any such reserve account into such special accounts as they deem fit and consolidate such special accounts (or any part thereof) into 1 (one) or more accounts.

48. CAPITALISATION

The directors, subject to the provisions of the Act, or a general meeting, on the recommendation of the directors, may resolve to capitalise the whole or any part of:

48.1 any amount available for distribution as a dividend and not required for the payment or provision of dividends on preference shares;

48.2 any amount standing to the credit of any of the company's reserve accounts (including its share premium account or capital redemption reserve fund),

by applying such amount in paying up in full unissued shares of the company, to be issued to the members in the same proportions as if those shares had constituted a dividend declared by the company.

49.   WINDING UP

49.1   If the company is wound up whether voluntarily or compulsorily:

49.1.1   the assets remaining after payment of the liabilities of the company and the costs of winding up shall be distributed amongst the members in proportion to the numbers of shares respectively held by them, subject to the rights of any members to whom shares have been issued on special conditions and subject to the company's right to apply set-off against the liability, if any, of members for unpaid capital or premium;

49.1.2   the liquidator, with the authority of a special resolution, may divide amongst the members in specie or kind the whole or any part of the assets and whether or not those assets consist of property of one kind or different kinds.

50.   INDEMNITY

Every director, alternate director, operating committee member, alternate operating committee member, manager, secretary and other officer of the company shall be indemnified out of the company's funds against all liability incurred by him in defending any proceedings (whether civil or criminal) arising out of any actual or alleged negligence, default, breach of duty or breach of trust on his part in relation to the company in which judgment is given in his favour or in which he is acquitted or in connection with any matter in which relief is granted to him by the court in terms of the Act.

51.   NOTICES

51.1   Subject to the provisions of these articles and to the requirements of the JSE, any notice which is required to be given to members, beneficial holders or directors shall be in writing and may be given to:

51.1.1   any member, beneficial holder or director who has notified the company of his electronic mail address or telefacsimile number for this purpose, by sending:

51.1.1.1   such notice; or

51.1.1.2   if the notice is available on a website for at least the period commencing on the day after the date on which such notice was sent and expiring on the later of the 21st (twenty-first) day succeeding that day or the day of the meeting, if any, to which the notice relates, a message advising that a notice is available on such website and containing the web address of such website,

by electronic mail or telefacsimile, as the case may be, to such address or telefacsimile number, as the case may be;

51.1.2   any member, beneficial holder or director by delivery in person; or

51.1.3   any member, beneficial holder or director by delivering it or sending it through the post, properly addressed, to:

51.1.3.1   a member at his address shown in the register of members;

51.1.3.2   a beneficial holder, at the address which has been disclosed to the company in respect of that beneficial holder and which has been recorded in the company's register of such disclosures;

51.1.3.3   a director at his postal address shown in the directors' register.

51.1.4   any beneficial holder whose identity is not known to the company or in respect of whom an address has not been disclosed to the company and recorded in the company's register of such disclosures and who has not notified the company of an electronic mail address or telefacsimile number for this purpose, by publishing (in the government gazette and in such newspapers as the directors may from time to time determine):

51.1.4.1 such notice; or

51.1.4.2 if the notice is available on a website as referred to in article 51.1.1.2, an advertisement stating that such notice is so available and containing the web address of such website,

and any such notice to members shall simultaneously be given to the secretary or other suitable official of any recognised stock exchange on which the shares of the company are listed for the time being, in accordance with the requirements of that stock exchange. Any such notice to members shall also be advertised in accordance with the requirements of any such stock exchange.

51.2 A member may by notice require the company to record an address within the Republic which shall be deemed to be his address for the purpose of the service of notices.

51.3 Every such notice shall be deemed to have been received:

51.3.1 if it is delivered, on the date on which it is so delivered;

51.3.2 if it is sent by post, on the day on which it was posted;

51.3.3 if it or an advertisement referred to in article 51.1.4 is advertised, on the day on which the advertisement appeared in the government gazette;

51.3.4 if it or a message referred to in article 51.1.1.2 is sent by electronic mail, on the day on which it was so sent;

51.3.5 if it or a message referred to in article 51.1.1.2 is sent by telefacsimile, on the day on which it was successfully transmitted, notwithstanding that such notice may not actually have been received.

51.4   When a given number of days' notice or notice over any period is required to be given, the date on which it is deemed to be received shall not be counted in such number of days or period.

51.5   The accidental omission to give notice of a general meeting or of a meeting of directors to any member or director, as the case may be, shall not invalidate any resolution passed at any such meeting.

52.   PURCHASE OF ASSETS OR BUSINESS WITH RETROSPECTIVE EFFECT

Should the company purchase:

52.1   any asset or business with retrospective effect (whether or not the effective date precedes the date of incorporation of the company) on terms that the company shall be entitled to the profits and/or shall bear the losses in respect of that asset or business from the effective date;

52.2   any share or security, with the right to receive dividends or interest, accrued in respect of any period prior to such purchase,

the company shall not be obliged to capitalise any such profits, losses, dividends or interest, and the directors may in their discretion treat the whole or any part thereof for all purposes as revenue profits or revenue losses of the company.

53.   BRANCH REGISTER

The company shall be entitled to cause a branch share register to be kept in any foreign country and the directors may make such provisions as they may think fit in respect of such branch share register.

54. COPIES OF ANNUAL FINANCIAL STATEMENTS AND REPORTS TO BE SENT TO STOCK EXCHANGE

The directors shall cause the required number of copies of the financial statements of the company and, if the company has subsidiaries, of the group financial statements of the company and its subsidiaries, together with the reports of the auditors, all as required to be laid before a general meeting, to be sent to members and beneficial holders at least 21 (twenty-one) days before the general meeting at which they are to be considered, and also to any recognised stock exchange on which any shares of the company are for the time being listed, in accordance with the requirements of that stock exchange.